SECOND QUARTER INTERIM REPORT 2006

CONTENTS

1	Letter to Shareholders

3	Consolidated Financial Statements

7	Notes to the Consolidated Financial Statements

17	Management’s Discussion and Analysis

55	Corporate Information

TO OUR SHAREHOLDERS
All dollar amounts in this report are in U.S. dollars unless otherwise noted.
FINANCIAL HIGHLIGHTS
•	For the three months ended June 30, 2006, Trizec Canada reported net income of US$12.8 million or US$0.21 per share, compared to net income of US$14.7 million or US$0.25 per share for the same period last year.

•	Trizec Canada’s net income for the second quarter ended June 30, 2006 reflects its approximate 38% interest in the net income of Trizec Properties, Inc. The decrease in our net income for the second quarter of 2006 compared to the same period last year is primarily attributable to a decrease in Trizec Properties’ net income for the second quarter of 2006 partially offset by an increase in foreign exchange gains and interest and other income recognized by Trizec Canada for the same period. Trizec Properties’ net income for the six months ended June 30, 2006 reflects the impact of the recognition of a gain on sale of discontinued real estate during the first quarter of 2006.
RECENT DEVELOPMENTS
•	On June 5, 2006, Trizec Canada jointly announced with Trizec Properties that the companies had entered into a definitive merger and arrangement agreement with affiliates of Brookfield Properties Corporation pursuant to which Brookfield Properties

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006

will indirectly acquire both Trizec Canada and Trizec Properties. Brookfield Properties is joined in this acquisition by The Blackstone Group. Under the terms of the merger and arrangement agreement, Brookfield Properties (through its affiliates) will indirectly acquire all outstanding shares of common stock of Trizec Properties that are not owned by Trizec Canada for US$29.01 per share in cash and Trizec Canada shareholders will dispose of their subordinate voting shares and multiple voting shares to Trizec Canada or an affiliate of Brookfield Properties for cash consideration equal to US$30.97 plus an amount in respect of quarterly dividends. The additional US$1.96 cash consideration reflects the value of Trizec Canada’s net assets other than its approximate 38% interest in Trizec Properties.

•	The boards of directors of Trizec Properties and Trizec Canada have separately approved the merger and arrangement agreement and have recommended the approval of the transaction by their respective shareholders.

•	On or about August 15, 2006, Trizec Canada expects to mail to all shareholders a detailed management information circular with respect to the Arrangement. A special meeting of the shareholders of Trizec Canada will be held on September 12, 2006 to seek approval for the Arrangement. Shareholders of Trizec Canada are urged to read the management information circular carefully and in its entirety when it becomes available as it will contain important information about the proposed transaction. The transaction is expected to close in the fourth quarter of 2006.
August 9, 2006

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006

CONSOLIDATED BALANCE SHEETS

		June 30	December 31
(US$ millions) (unaudited)	Note	2006	2005

Assets
Current assets
Cash and cash equivalents		$88.7	73.5
Restricted cash		8.7	7.9
Other assets	2	17.0	17.9

		114.4	99.3
Investment in Trizec Properties, Inc.	3	793.8	797.7
Investments and other assets	4	385.3	401.4
Future income taxes		120.3	112.5

		$1,413.8	1,410.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	5	$23.8	24.1

Exchangeable debentures
Carrying amount		896.7	844.4
Deferred amount		(6.0)	46.5

		890.7	890.9

		914.5	915.0
Shareholders’ Equity	6	499.3	495.9

		$1,413.8	1,410.9

See accompanying notes to the interim consolidated financial statements.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

		3 Months	3 Months	6 Months	6 Months
		Ended	Ended	Ended	Ended
		June 30	June 30	June 30	June 30
(US$ millions, except per share amounts) (unaudited)	Note	2006	2005	2006	2005

			(Restated Note 3)		(Restated Note 3)

Share of earnings of Trizec Properties	3	$(0.6)	9.3	4.3	17.1

Expenses and other income
General and administrative expense		(4.8)	(2.5)	(7.6)	(4.7)
Exchangeable debentures interest expense, net		(1.4)	(1.4)	(6.2)	(6.2)
Interest and other income		9.5	1.2	11.0	2.6
Dilution gains	3	1.7	2.0	3.4	3.7
Foreign exchange gains, net	6	8.7	(3.6)	10.2	(3.0)

Income before taxes and discontinued operations		13.1	5.0	15.1	9.5

Income and other corporate taxes	7	(0.3)	(0.1)	0.8	1.0

Income from continuing operations		12.8	4.9	15.9	10.5
Share of earnings from discontinued operations of Trizec Properties	3	—	9.8	13.1	13.1

Net income		$12.8	14.7	29.0	23.6

Income per share	8
Basic and diluted
Continuing operations		$0.21	0.08	0.27	0.18

Discontinued operations		$—	0.17	0.21	0.21

Net income		$0.21	0.25	0.48	0.39

See accompanying notes to the interim consolidated financial statements.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the six months ended June 30
(US$ millions) (unaudited)	2006	2005

		(Restated Note 3)

Retained Earnings, beginning of period	$74.5	36.2

Net income	29.0	23.6
Dividends	(24.0)	(24.0)

Retained Earnings, end of period	$79.5	35.8

See accompanying notes to the interim consolidated financial statements.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

	3 Months	3 Months	6 Months	6 Months
	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30
(US$ millions) (unaudited)	2006	2005	2006	2005

		(Restated Note 3)		(Restated Note 3)
Cash flow from (applied to)
Operating Activities
Net income	$12.8	14.7	29.0	23.6
Adjustments to reconcile net income to total operating cash flows:
Share of earnings of Trizec Properties (less dividends)	12.9	(5.9)	7.3	(3.8)
Dilution gains	(1.7)	(2.0)	(3.4)	(3.7)
Foreign exchange gains, net	(8.7)	3.6	(10.2)	3.0
Future income taxes	(0.7)	(1.1)	(2.2)	(3.0)
Amortization of deferred financing costs	0.2	0.1	0.4	0.3
Net change in working capital	0.4	5.3	(2.4)	1.7

Total operating cash flows	15.2	14.7	18.5	18.1

Financing Activities
Dividends paid	(12.0)	(12.0)	(24.0)	(24.0)

Total financing cash flows	(12.0)	(12.0)	(24.0)	(24.0)

Investing Activities
Maturities of marketable securities	3.9	14.3	11.3	19.3
Decrease in other investments	—	—	10.1	3.8
Change in restricted cash	(0.3)	0.2	(0.7)	0.3

Total investing cash flows	3.6	14.5	20.7	23.4

Increase in cash and cash equivalents	6.8	17.2	15.2	17.5

Cash and cash equivalents, beginning of period	81.9	56.3	73.5	56.0

Cash and cash equivalents, end of period	$88.7	73.5	88.7	73.5

See accompanying notes to the interim consolidated financial statements.
Supplementary cash flow information

Cash paid during the period for:
Exchangeable debenture interest	$—	—	(9.2)	(9.2)
Taxes	$(0.9)	(0.7)	(1.6)	(1.5)

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	FINANCIAL STATEMENTS

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2006 and 2005
(tabular amounts in US$ millions, except per share amounts) (unaudited)
Trizec Canada Inc. (“Trizec Canada” or the “Corporation”) is primarily engaged in the U.S. real estate business through its approximately 38% interest in Trizec Properties, Inc. (“Trizec Properties”), a publicly traded U.S. office real estate investment trust, or REIT, and one of the largest owners and managers of commercial property in the United States. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The consolidated financial statements do not include all the information and disclosure required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair and consistent presentation of interim financial statements have been included. The accounting policies and methods of their application are consistent with those used in the December 31, 2005 consolidated financial statements of Trizec Canada. For further information, see Trizec Canada’s consolidated financial statements including the notes thereto included in the Annual Report for the year ended December 31, 2005.
PROPOSED ARRANGEMENT
On June 5, 2006, Trizec Canada, Trizec Properties and Trizec Holdings Operating LLC, a Delaware limited liability company through which Trizec Properties conducts substantially all of its business and owns substantially all of its assets (the “Operating Company”), entered into an Agreement and Plan of Merger and Arrangement Agreement (as amended, the “Merger and Arrangement Agreement”) with Grace Holdings LLC, a newly-formed Delaware limited liability company (“Parent”), Grace Acquisition Corporation, a newly-formed Delaware corporation and a wholly-owned subsidiary of Parent (“MergerCo”), 4162862 Canada Limited, a newly-formed Canadian corporation and an affiliate of Parent (“AcquisitionCo”), and Grace OP LLC, a newly-formed Delaware limited liability company (“Merger Operating Company” and together with Parent, MergerCo, and AcquisitionCo, the “Buyer Parties”). The Buyer Parties are affiliates of Brookfield Properties Corporation, a publicly traded real estate company (“Brookfield Properties”).
Pursuant to the Merger and Arrangement Agreement, at closing, Trizec Canada will effect an arrangement pursuant to which AcquisitionCo (or an affiliate designated by it) will acquire all of the outstanding shares of Trizec Canada (the “Arrangement”). In addition, Parent would acquire all of the outstanding shares of common stock of Trizec Properties (other than the shares of Trizec Properties owned by Trizec Canada or its subsidiaries) (a) MergerCo will merge with and into Trizec Properties with Trizec Properties continuing as the surviving corporation (the “Trizec Merger”); and (b) Merger Operating Company will be merged with and into the Operating Company with the Operating Company continuing as the surviving limited liability company (the “Operating Company Merger,” and together with the Trizec Merger, the “Mergers”) (the Arrangement together with the Mergers, the “Transactions”).
Under the terms of the Arrangement, AcquisitionCo will effectively acquire all of the subordinate voting shares and multiple voting shares of Trizec Canada for a cash consideration per share of $30.97 (the “Arrangement Consideration”). The Arrangement Consideration of $30.97 per share represents $29.01 attributable to the shares of Trizec Properties indirectly owned by Trizec Canada plus an additional $1.96, which reflects the agreed amount payable on account of Trizec Canada’s net assets other than its approximate 38% interest in Trizec Properties.
Concurrently with entering into the Merger and Arrangement Agreement, Trizec Canada entered into a support agreement with Parent and MergerCo pursuant to which Trizec Canada has agreed to vote all of the shares of common stock of Trizec Properties that Trizec Canada and its subsidiaries own in favour of the Merger and Arrangement Agreement,(including any shares that may be acquired after the date of the Merger

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	NOTES TO THE FINANCIAL STATEMENTS

and Arrangement Agreement) subject to the terms and conditions thereof (the “Trizec Support Agreement”). In addition, P.M. Capital Inc. (“PMCI”), the owner of 7,522,283 multiple voting shares and 1,972,435 subordinate voting shares of Trizec Canada, entered into a support agreement with Parent and AcquisitionCo pursuant to which PMCI has agreed to vote all such shares (including any shares that may be acquired by PMCI after the date of the Merger and Arrangement Agreement) in favour of the Arrangement, subject to the terms and conditions thereof (the “PMCI Support Agreement”).
The Transactions, which are expected to close during the fourth quarter of 2006, are subject to customary closing conditions, including, among other things: (a) the requisite approval of the Arrangement by the holders of the outstanding shares of Trizec Canada; and (b) the requisite approval and adoption of the Merger and Arrangement Agreement by the holders of the outstanding common stock of Trizec Properties. The closing of the Transactions is not subject to a financing condition. Additionally, pending completion of the Arrangement, Trizec Canada has agreed to conduct its business in the ordinary course of business consistent with past practices. Under the Merger and Arrangement Agreement, the Corporation has agreed to various covenants regarding the conduct of its business and other general matters which are more fully described in the material change report of the Corporation issued on June 5, 2006 which is available at www.sedar.com. The boards of directors of Trizec Canada and Trizec Properties have separately approved the Merger and Arrangement Agreement.
On or about August 15, 2006, Trizec Canada expects to mail to all shareholders a detailed management information circular with respect to the Arrangement. A special meeting of the shareholders of Trizec Canada will be held on September 12, 2006 to seek approval for the Arrangement.
1. PLAN OF ARRANGEMENT AND SIGNIFICANT ACCOUNTING POLICIES
Trizec Canada was incorporated on January 29, 2002 and did not conduct business operations prior to May 8, 2002. On May 8, 2002, TrizecHahn Corporation (“TrizecHahn”) completed a Plan of Arrangement (“the 2002 Arrangement”) under the Business Corporations Act (Ontario) that resulted in Trizec Properties, which owned all of TrizecHahn’s U.S. assets together with certain non-U.S. assets, becoming a United States publicly-traded REIT. As a consequence of the 2002 Arrangement, TrizecHahn became an indirect wholly-owned subsidiary of Trizec Canada.
Trizec Canada indirectly owns approximately 38% of the shares of Trizec Properties common stock, representing one share of Trizec Properties common stock for each outstanding Trizec Canada share, and therefore holders of Trizec Canada shares have an indirect interest in Trizec Properties. It is intended that Trizec Canada will, until November 2007, pay the same dividend per Trizec Canada share as Trizec Properties pays per share of Trizec Properties common stock. In addition, as a consequence of the 2002 Arrangement, Trizec Canada owns all of the Trizec Properties special voting stock and Trizec Properties Class F convertible stock. The Trizec Properties special voting stock enables the Corporation to control a majority of votes in elections of the Trizec Properties board of directors.
Trizec Canada accounts for its investment in Trizec Properties using the equity method of accounting (see Note 3).
The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could be materially different from those estimates.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	NOTES TO THE FINANCIAL STATEMENTS

2. OTHER ASSETS

	June 30	December 31
	2006	2005

Dividends receivable from Trizec Properties	$12.3	12.7
Other receivables, net	4.3	4.7
Prepaid expenses and other assets	0.4	0.5

	$17.0	17.9

3. INVESTMENT IN TRIZEC PROPERTIES, INC.

Investment in Trizec Properties, Inc.
December 31, 2005	$797.7
Share of earnings of Trizec Properties	17.4
Dividends from Trizec Properties	(24.7)
Dilution gains	3.4

June 30, 2006	$793.8

A summary of financial information of Trizec Properties, prepared in accordance with Canadian GAAP, is as follows:

	June 30	December 31
Balance Sheets	2006	2005

Properties	$5,937.7	4,472.8
Cash and short-term investments	21.9	36.5
Restricted cash	106.6	105.0
Other assets	590.8	454.5

	$6,657.0	5,068.8

Long-term debt	$4,096.6	2,624.0
Other liabilities	475.5	362.6
Shareholders’ equity	2,084.9	2,082.2

	$6,657.0	5,068.8

	3 Months	3 Months	6 Months	6 Months
	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30
Results of Operations	2006	2005	2006	2005

Rental income	$132.7	111.1	246.8	218.0
Income (loss) from continuing operations	(2.0)	22.7	10.8	40.9
Discontinued operations	0.1	24.9	34.4	33.5
Net income (loss)	(1.9)	47.6	45.2	74.4

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	NOTES TO THE FINANCIAL STATEMENTS

Trizec Canada’s investment in Trizec Properties is comprised of the following:

	June 30, 2006		December 31, 2005
	Number held	% of outstanding	Number held	% of outstanding

Shares of common stock	59,922,379	38%	59,922,379	38%
Shares of Class F convertible stock	100,000	100%	100,000	100%
Special voting stock	100	100%	100	100%
Warrants to purchase common stock	897,542	70%	905,042	69%

Common Stock
Trizec Properties common stock trades on the New York Stock Exchange under the symbol TRZ. During the six months ended June 30, 2006, Trizec Properties declared dividends totalling US$0.40 per common share (2005 — US$0.40 per common share). Trizec Canada’s share totalled approximately $24.0 million (2005 — $24.0 million). The 2005 and 2004 fourth quarter dividends of $12.0 million were paid in January 2006 and January 2005, respectively.
During the three and six months ended June 30, 2006, the Corporation recorded dilution gains in the amount of $1.7 million and $3.4 million, respectively (2005 — $2.0 million and $3.7 million, respectively) as a result of issuance of common stock by Trizec Properties.
Class F Convertible Stock
The Class F convertible stock held by Trizec Canada Inc. is non-voting and entitled to cumulative dividends at a fixed rate per annum of $0.05 per share, redeemable at Trizec Properties’ option or Trizec Canada’s option after the expiration of the conversion period for $1.00 per share plus unpaid declared dividends, and convertible at the holder’s option only upon the occurrence of certain defined events during a defined conversion period into a number of shares of common stock based on a defined formula.
During the first quarter of 2006, Trizec Properties declared dividends totalling $5 thousand (2005 — $5 thousand) to Trizec Canada.
Special Voting Stock
The 100 shares of special voting stock have special voting rights that give Trizec Canada, when aggregated with the voting rights pursuant to its ownership of common stock, a majority of votes in elections of directors to the Board of Directors of Trizec Properties at any time prior to January 1, 2008, so long as Trizec Canada holds at least 5% of Trizec Properties common stock. Thereafter, the special voting stock is non-voting. In addition, for a defined period after the effective date of the 2002 Arrangement, this stock will entitle the holder to cash dividends that reflect principally non-Canadian withholding taxes, payable in respect of common stock dividends and special voting stock dividends paid to Trizec Canada.
During the six months ended June 30, 2006, Trizec Properties declared dividends totalling approximately $0.7 million (2005 — $2.4 million) to Trizec Canada.
Warrants
The Corporation holds 897,542 (December 31, 2005 — 905,042) warrants, each to purchase a share of Trizec Properties common stock at a weighted average price of $15.63 per share. As at June 30, 2006, the warrants have a weighted average number of years remaining before expiration of 1.4 years.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	NOTES TO THE FINANCIAL STATEMENTS

Related party transactions
In connection with the 2002 Arrangement, the Corporation agreed to provide services to and receive services from Trizec Properties. During the six months ended June 30, 2006, the Corporation charged $0.5 million (2005 — $0.2 million) to Trizec Properties in relation to such services, and Trizec Properties charged the Corporation $nil million (2005 — $0.1 million). These services were provided in the normal course of business and included reimbursements for direct third party purchased services, and a portion of salaries for certain employees for direct services rendered. The Corporation and Trizec Properties continue to provide certain services to each other under the terms of the 2002 Arrangement.
Accounting Change — Comparative financial statements
In December 2005, The Canadian Institute of Chartered Accountants (“CICA”) issued Emerging Issues Committee Abstract EIC-159 “Conditional Asset Retirement Obligations” (“EIC-159”) related to CICA Handbook Section 3110 (“CICA 3110”) “Asset Retirement Obligations”. EIC-159 clarifies that the term “conditional asset retirement obligation” as used in CICA 3110 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional upon future events that may or may not be within an entity’s control. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. In addition, the fair value of the liability should be recognized when incurred. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. EIC-159 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. EIC-159 was effective for interim and annual reporting periods ending after March 31, 2006, but earlier adoption was encouraged.
Certain of Trizec Properties’ real estate assets contain asbestos. Although Trizec Properties has determined that the asbestos is appropriately contained in accordance with current environmental regulations, Trizec Properties’ practice is to remediate the asbestos upon the renovation or redevelopment of its properties. Accordingly, these assets meet the criteria for recording an asset retirement obligation. During 2005, the Corporation adopted the provisions of EIC-159 on a retroactive basis with restatement of prior periods as required by the abstract.
The adoption of this abstract had the effect on Trizec Canada’s comparative consolidated statement of income for the three and six months ended June 30, 2005 of decreasing Trizec Canada’s share of earnings of Trizec Properties by $0.1 million and $0.2 million, respectively and decreasing Trizec Canada’s net income by $0.1 million and $0.2 million, respectively. The adoption of this abstract had no impact on operating, financing and investing activities as previously presented in the comparative consolidated statement of cash flows for the three and six months ended June 30, 2005.
In addition, the consolidated statement of income for the three and six months ended June 30, 2005 reflects a reclassification to discontinued operations for properties designated as held for sale during 2005 and 2006.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	NOTES TO THE FINANCIAL STATEMENTS

4. INVESTMENTS AND OTHER ASSETS

	June 30	December 31
	2006	2005

Marketable securities (market value at June 30, 2006 — approximately $72.6 million; December 31, 2005 — approximately $83.5 million)	$72.6	83.4
Notes receivable	17.0	21.8
Deferred financing costs	9.6	10.0
Investment in Barrick — at cost	286.1	286.2

	$385.3	401.4

Marketable securities at June 30, 2006 include $32.1 million (C$35.7 million) denominated in Canadian dollars.
As part of the sale of its 50% ownership interest in the development assets of the TriGranit joint venture in 2003 the Corporation received vendor take back notes, denominated in Euros (December 31, 2005 — $21.8 million (€18.4 million)). During the first quarter of 2006, the Corporation collected $10.1 million (€8.4million) of these notes. The Corporation also received as part of the 2003 sale an additional vendor take back note, in the amount of €4.0 million (December 31, 2005 — $4.7 million). Payment under the latter note was dependant upon the fair market value of certain European development properties at the earlier of the end of March 2007 or the date by which the development properties have been disposed of, and was recorded net of a provision that reduced its carrying value to $nil. In the second quarter of 2006, the Corporation recorded an adjustment in the amount of approximately $4.1 million (€3.2 million) to reflect the settlement of the foregoing vendor take back notes. This adjustment in the amount of $4.1 million has been included in interest and other income for the six months ended June 30, 2006. On August 2, 2006 the Corporation received $18.1 million (€14.1 million), including $1.1 million (€0.9 million) of accrued interest, as final settlement of the notes receivable. In addition, during the three and six months ended June 30, 2006, the Corporation recorded interest income from the notes receivable in the amount of approximately $0.1 million and $0.2 million, respectively (2005 — $0.2 million and $0.3 million, respectively).
Investment in Barrick
At June 30, 2006, the Corporation’s investment in Barrick, an international gold mining company, consisted of 30,292,560 common shares (December 31, 2005 — 30,299,558 common shares), all of which are pledged as collateral for the full satisfaction of the exchange obligation related to exchangeable debentures.
During the second quarter of 2006, certain holders of the Corporation’s $275 million of 3% exchangeable debentures exercised their exchange rights with respect to debentures having an aggregate principal amount of approximately $0.2 million. The Corporation satisfied its obligation related to this exchange of debentures by the delivery of 6,998 common shares of Barrick. As a result of the exchange of debentures, the Corporation recorded a net gain of approximately $0.1 million, which has been included in interest and other income for the three months ended June 30, 2006.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	NOTES TO THE FINANCIAL STATEMENTS

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30	December 31
	2006	2005

Accrued interest expense	$6.6	6.6
Other accrued liabilities	16.8	16.7
Taxes payable	0.4	0.8

	$23.8	24.1

As a result of a review of future estimated expenditures pertaining to a reorganization cost accrual, which was included in other accrued liabilities at December 31, 2005, the Corporation has credited an adjustment of $2.7 million to other income for the six months ended June 30, 2006.
6. SHAREHOLDERS’ EQUITY

	June 30	December 31
	2006	2005

Share capital	$376.5	376.5
Contributed surplus	30.2	30.2
Foreign currency translation adjustment	13.1	14.7
Retained earnings	79.5	74.5

	$499.3	495.9

a. Share capital
At June 30, 2006 and December 31, 2005, the authorized share capital of the Corporation consisted of:
•	an unlimited number of subordinate voting shares without par value, carrying one vote per share; and

•	7,522,283 multiple voting shares without par value, carrying 50 votes per share. Pursuant to a trust agreement, the holder of all of the multiple voting shares has agreed not to vote more than that number of multiple voting shares carrying votes in the aggregate that represent a simple majority of all votes entitled to be cast on a matter by all holders of voting securities of Trizec Canada in the aggregate.
b. Right of redemption
Holders of the subordinate voting shares and the multiple voting shares have a right to require the Corporation to redeem all or part of the shares held by such holder upon payment of the retraction price for each such share. The retraction price until August 15, 2007 will be equal to the least of: (i) 95% of the arithmetic average of the closing price for the subordinate voting shares on the Toronto Stock Exchange (“TSX”) for the 10-day trading period following the retraction pricing date; (ii) the price at which the last board lot of the Corporation’s subordinate voting shares traded on the TSX on the retraction pricing date; and (iii) the per share after-tax net asset value of the Corporation as set out in the next net asset value notice published following the applicable retraction pricing date. The retraction price subsequent to August 15, 2007 will be the per share after-tax net asset value of the Corporation.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	NOTES TO THE FINANCIAL STATEMENTS

c. Issued and outstanding share capital
The number of shares issued and outstanding (in millions) was as follows:

	Voting Shares
	Subordinate	Multiple	Total	Amount

June 30, 2006 and December 31, 2005	52.4	7.5	59.9	$376.5

d. Foreign exchange gains, net
The following amounts have been recorded in the consolidated statements of income:

	3 Months	3 Months	6 Months	6 Months
	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30
	2006	2005	2006	2005

Foreign exchange translation gains (losses) on monetary assets and liabilities denominated in Canadian dollars and European currencies	$8.7	(3.6)	8.6	(5.6)

Recognition of historical foreign currency translation adjustments resulting from reductions of net investments in Europe	—	—	1.6	2.6

	$8.7	(3.6)	10.2	(3.0)

During the first quarter of 2006, Trizec Canada recognized a portion of the historical European foreign currency translation gain in the amount of $1.6 million (2005 — $2.6 million) as a result of the repatriation of certain invested capital.
7. INCOME AND OTHER CORPORATE TAXES
The provision for income and other corporate taxes is as follows:

	3 Months	3 Months	6 Months	6 Months
	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30
	2006	2005	2006	2005

Recovery (Expense)
Income taxes
Current
- withholding taxes on REIT distributions	$(0.3)	(1.2)	(0.7)	(2.4)
- other	(0.7)	—	(0.7)	0.4
Future
- operations and sales	0.7	1.1	2.2	3.0

	$(0.3)	(0.1)	0.8	1.0

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	NOTES TO THE FINANCIAL STATEMENTS

8. PER SHARE AMOUNTS
The following table sets forth the computation of basic and diluted income per share amounts.

	3 Months	3 Months	6 Months	6 Months
	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30
	2006	2005	2006	2005

Numerator:
Income from continuing operations	$12.8	4.9	15.9	10.5
Discontinued operations	—	9.8	13.1	13.1
Net income	12.8	14.7	29.0	23.6

Denominator for income per share (in millions):
Weighted average shares outstanding	59.9	59.9	59.9	59.9
Impact of dilutive potential shares resulting from share purchase options	0.1	—	0.1	¯

Denominator for diluted per share amounts	60.0	59.9	60.0	59.9

Income per share
Basic and diluted
Continuing operations	$0.21	0.08	0.27	0.18
Discontinued operations	$—	0.17	0.21	0.21
Net income	$0.21	0.25	0.48	0.39

None of the 0.8 million share purchase options outstanding at June 30, 2005, had a dilutive effect on the 2005 per share amounts presented.
9. SHARE-BASED COMPENSATION ARRANGEMENTS
a. Share purchase options
The following summarizes the outstanding Trizec Canada share purchase options at June 30, 2006:

millions of options

Outstanding and Exercisable at beginning and end of period consists of
Price range C$22.75 — C$24.29, weighted average price of C$23.74, weighted average remaining life of 1.5 years	0.4
Price range C$24.40 — C$28.62, weighted average price of C$25.01, weighted average remaining life of 1.0 years	0.4

Weighted average price of C$24.33	0.8

b. Stock-based compensation
The pro forma cost of compensation awards as if the fair value method had been used for stock options granted during 2002 by the Corporation for the three-month and six-month period ended June 30, 2006 would be $0.1 million and $0.2 million, respectively (June 30, 2005 — $0.1 million and $0.2 million, respectively). This would result in a pro forma net income of $12.7 million and $28.8 million or $0.21 and $0.48 per share, respectively (June 30, 2005 — net income of $14.6 million and $23.4 million or $0.24 and $0.39 per share (basic and diluted), respectively). This compares with net income per share, as reported, of $0.21 and $0.48 (basic and

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	NOTES TO THE FINANCIAL STATEMENTS

diluted) (June 30, 2005 — $0.25 and $0.39 (basic and diluted)). No pro forma effect has been given to share purchase options granted prior to January 1, 2002.
10. CONTINGENCIES
The Corporation is contingently liable under guarantees that are issued in the normal course of business and with respect to litigation and claims that arise from time to time. While the final outcome with respect to claims and litigation pending at June 30, 2006 cannot be predicted with certainty, in the opinion of management, any liability that may arise from such contingencies would not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Corporation.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	NOTES TO THE FINANCIAL STATEMENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)
The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the 2005 Annual Consolidated Financial Statements and the June 30, 2006 Interim Consolidated Financial Statements of Trizec Canada Inc. (“Trizec Canada” or the “Corporation”) and the notes thereto. The information in this document is provided as of August 9, 2006.
Unless otherwise specified, all dollar amounts are expressed in United States dollars and references to “$” are to United States dollars. References to “C$” are to Canadian dollars. For periods prior to May 8, 2002, references to the “Corporation” or “Trizec Canada” refer to TrizecHahn Corporation (“TrizecHahn”), which became a wholly-owned subsidiary of Trizec Canada on May 8, 2002.
Additional information relating to the Corporation for the six months ended June 30, 2006, filed with applicable Canadian securities regulators, may be accessed at www.sedar.com.
FORWARD-LOOKING STATEMENTS
Certain statements in the following MD&A contain forward-looking statements relating to Trizec Canada’s business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. The use of forward-looking words such as “may”, “will”, “expects” or similar terms generally identify such statements. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included, without limitation, among these factors are:
•	changes in national and local economic conditions, including those economic conditions in Trizec Properties, Inc.’s (“Trizec Properties”) seven core markets;

•	the extent, duration and strength of any economic recovery in the United States;

•	Trizec Properties’ ability to maintain occupancy and to timely lease or re-lease office space;

•	the extent of any bankruptcies and insolvencies of tenants of Trizec Properties;

•	Trizec Properties’ ability to sell its non-core office properties in a timely manner;

•	Trizec Properties’ ability to acquire office properties selectively in its core markets;

•	Trizec Properties’ ability to integrate and realize the full benefits from its acquisitions including its acquisitions of certain office properties and undeveloped land parcels that were formerly owned by Arden Realty, Inc.;

•	Trizec Properties’ ability to maintain real estate investment trust (“REIT”) qualification and changes to U.S. tax laws that affect REITs;

•	material increases in the amount of special dividends payable by Trizec Properties to affiliates of Trizec Canada on shares of Trizec Properties’ special voting stock as a result of increases in the applicable cross-border withholding tax rates;

•	the issuance of additional TPI common stock pursuant to the conversion of Class F stock occurring as a result of United States Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) tax being incurred;

•	Canadian tax laws that affect treatment of investment in U.S. real estate companies;

•	the competitive environment in which Trizec Properties operates;

•	the cost and availability of debt and equity financing to Trizec Properties;

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

•	the effect of any impairment charges associated with changes in market conditions;

•	Trizec Properties’ ability to obtain, at a reasonable cost, adequate insurance coverage for catastrophic events, such as earthquakes and terrorist acts;

•	future demand for Trizec Canada’s and Trizec Properties’ debt and equity securities;

•	Trizec Canada’s and Trizec Properties’ ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment;

•	market conditions in existence at the time Trizec Properties’ sells assets;

•	the possibility of change in law adverse to Trizec Canada;

•	joint venture and partnership risks;

•	the satisfaction of the conditions to consummate the Mergers and the Arrangement (each as defined below), including the adoption of the Merger and Arrangement Agreement (as defined below) by stockholders of Trizec Properties and the approval of the related Arrangement resolution by shareholders of Trizec Canada;

•	the actual terms of certain financings that will be obtained for the Mergers and the Arrangement;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger and Arrangement Agreement;

•	the outcome of the legal proceedings that have been or may be instituted against Trizec Properties or Trizec Canada following announcement of the Mergers and the Arrangement;

•	the failure of the Mergers or the Arrangement to close for any other reason;

•	the amount of the costs, fees, expenses and charges related to the Mergers and the Arrangement; and

•	other risks and uncertainties detailed from time to time in Trizec Properties’ filings with the Securities and Exchange Commission.
Such factors also include those set forth in more detail in the Risk Factors section and elsewhere in Trizec Canada’s Annual Information Form dated March 16, 2006.
OVERVIEW
Trizec Canada is primarily engaged in the U.S. real estate business through its indirect approximately 38% interest in Trizec Properties, Inc. (“Trizec Properties”), a publicly traded U.S. office real estate investment trust, or “REIT”. Trizec Properties is one of the largest owners and managers of commercial property in the United States. At June 30, 2006 it owned interests in 53 U.S. office properties comprising approximately 32.1 million square feet of total area. In addition, at June 30, 2006 Trizec Properties had ownership interests in eight real estate joint venture office properties comprising approximately 7.4 million square feet of total area and one real estate development joint venture. Its office properties are concentrated in seven core markets in the United States located in the following major metropolitan areas: Atlanta, Chicago, Dallas, Houston, Los Angeles, New York and Washington, D.C.
Discussion of the Corporation’s business that is conducted through Trizec Properties has been presented separately and is analyzed and explained under the caption “INVESTMENT IN TRIZEC PROPERTIES, INC.” This discussion reflects the results of Trizec Properties’ entire operations and is not limited to Trizec Canada’s economic interest. Other sections of the MD&A analyze and explain the portion of the business conducted by Trizec Canada directly and through its consolidated subsidiaries. Unless otherwise indicated, references to Trizec Canada or the Corporation include Trizec Canada and its consolidated subsidiaries.
In addition to its involvement in the U.S. real estate business, Trizec Canada holds and manages cash, marketable securities and other assets. Additionally, the Corporation continues to manage its liabilities, including taxes exigible in connection with its historic operating activities and transactions. If the

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

Arrangement (defined below) does not proceed, the Corporation expects that shareholders holding a significant number of the Corporation’s shares may elect to redeem their shares commencing in August 2007; however, it is unlikely that notices of assessment and clearance certificates in respect of the relevant tax years will have been received by that time. Accordingly, the Corporation is exploring various alternatives to ensure that the Corporation maintains sufficient resources until such time as all of its liabilities are discharged or otherwise provided for and that all shareholders are treated fairly and equitably in connection with redemptions. Alternatives being considered include a holdback, prior to August 2007, of some or all of the Corporation’s net other assets until such time as all of its liabilities are satisfied. See “LIQUIDITY AND CAPITAL STRUCTURE — Redemption of shares” for further comments in this regard.
Trizec Canada’s subordinate voting shares trade on the Toronto Stock Exchange under the symbol TZC. Shares of Trizec Properties common stock trade on the New York Stock Exchange under the symbol TRZ. Trizec Properties’ Form 10-Q for the six months ended June 30, 2006, including its consolidated financial statements, was filed with the United States Securities and Exchange Commission on August 3, 2006. The Corporation’s financial disclosure, where applicable, is consistent with that of Trizec Properties. Trizec Properties’ Form 10-Q does not form part of this MD&A.
PROPOSED ARRANGEMENT
On June 5, 2006, Trizec Canada, Trizec Properties and Trizec Holdings Operating LLC, a Delaware limited liability company through which Trizec Properties conducts substantially all of its business and owns substantially all of its assets (the “Operating Company”), entered into an Agreement and Plan of Merger and Arrangement Agreement (as amended, the “Merger and Arrangement Agreement”) with Grace Holdings LLC, a newly-formed Delaware limited liability company (“Parent”), Grace Acquisition Corporation, a newly-formed Delaware corporation and a wholly-owned subsidiary of Parent (“MergerCo”), 4162862 Canada Limited, a newly-formed Canadian corporation and an affiliate of Parent (“AcquisitionCo”), and Grace OP LLC, a newly-formed Delaware limited liability company (“Merger Operating Company” and together with Parent, MergerCo, and AcquisitionCo, the “Buyer Parties”). The Buyer Parties are affiliates of Brookfield Properties Corporation, a publicly traded real estate company (“Brookfield Properties”).
Pursuant to the Merger and Arrangement Agreement, at closing, Trizec Canada will effect an arrangement pursuant to which AcquisitionCo (or an affiliate designated by it) will acquire all of the outstanding shares of Trizec Canada (the “Arrangement”). In addition, Parent would acquire all of the outstanding shares of common stock of Trizec Properties (other than the shares of Trizec Properties owned by Trizec Canada or its subsidiaries) (a) MergerCo will merge with and into Trizec Properties with Trizec Properties continuing as the surviving corporation (the “Trizec Merger”) and (b) Merger Operating Company will be merged with and into the Operating Company with the Operating Company continuing as the surviving limited liability company (the “Operating Company Merger,” and together with the Trizec Merger, the “Mergers”) (the Arrangement together with the Mergers, the “Transactions”).
Under the terms of the Arrangement, AcquisitionCo will effectively acquire all of the subordinate voting shares and multiple voting shares of Trizec Canada for a cash consideration per share of $30.97 (the “Arrangement Consideration”). The Arrangement Consideration of $30.97 per share represents $29.01 attributable to the shares of Trizec Properties indirectly owned by Trizec Canada plus an additional $1.96 which reflects the agreed amount payable on account of Trizec Canada’s net assets other than its approximate 38% interest in Trizec Properties.
Concurrently with entering into the Merger and Arrangement Agreement, Trizec Canada entered into a support agreement with Parent and MergerCo pursuant to which Trizec Canada has agreed to vote all of the shares of common stock of Trizec Properties that Trizec Canada and its subsidiaries own in favour of the

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

Merger and Arrangement Agreement,(including any shares that may be acquired after the date of the Merger and Arrangement Agreement) subject to the terms and conditions thereof (the “Trizec Support Agreement”). In addition, P.M. Capital Inc. (“PMCI”), the owner of 7,522,283 multiple voting shares and 1,972,435 subordinate voting shares of Trizec Canada, entered into a support agreement with Parent and AcquisitionCo pursuant to which PMCI has agreed to vote all such shares (including any shares that may be acquired by PMCI after the date of the Merger and Arrangement Agreement) in favour of the Arrangement, subject to the terms and conditions thereof (the “PMCI Support Agreement”).
The Transactions, which are expected to close during the fourth quarter of 2006, are subject to customary closing conditions, including, among other things, (a) the requisite approval of the Arrangement by the holders of the outstanding shares of Trizec Canada and (b) the requisite approval and adoption of the Merger and Arrangement Agreement by the holders of the outstanding common stock of Trizec Properties. The closing of the Transactions is not subject to a financing condition. Additionally, pending completion of the Arrangement, Trizec Canada has agreed to conduct its business in the ordinary course of business consistent with past practices. Under the Merger and Arrangement Agreement, the Corporation has agreed to various covenants regarding the conduct of its business and other general matters which are more fully described in the material change report of the Corporation issued on June 5, 2006 which is available at www.sedar.com. The boards of directors of Trizec Canada and Trizec Properties have separately approved the Merger and Arrangement Agreement.
On or about August 15, 2006, Trizec Canada expects to mail to all shareholders a detailed management information circular with respect to the Arrangement. A special meeting of the shareholders of Trizec Canada will be held on September 12, 2006 to seek approval for the Arrangement.
CRITICAL ACCOUNTING ESTIMATES
The discussion and analysis of Trizec Canada’s financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of these financial statements requires the Corporation to make estimates and judgements that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions.
Critical accounting estimates are defined as those that involve significant judgement and potentially could result in materially different results under different assumptions and conditions. For a detailed description of Trizec Canada’s significant accounting policies, see Note 1 in the notes to the December 31, 2005 consolidated financial statements. The critical accounting estimates used in the preparation of Trizec Canada’s interim consolidated financial statements are described in more detail in the Corporation’s annual MD&A for the year ended December 31, 2005.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL POSITION
The following presents the financial position of the Corporation as at June 30, 2006 and December 31, 2005.

	June 30	December 31
(US$ millions (unaudited))	2006	2005

Assets

Current assets
Cash and cash equivalents	$88.7	73.5
Restricted cash	8.7	7.9
Other assets	17.0	17.9

	114.4	99.3
Investment in Trizec Properties, Inc.	793.8	797.7
Investments and other assets	385.3	401.4
Future income taxes	120.3	112.5

	$1,413.8	1,410.9

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$23.8	24.1

Exchangeable debentures
Carrying amount	896.7	844.4
Deferred amount	(6.0)	46.5

	890.7	890.9

	914.5	915.0

Shareholders’ Equity
Share capital	376.5	376.5
Contributed surplus	30.2	30.2
Foreign currency translation adjustment	13.1	14.7
Retained earnings	79.5	74.5

	499.3	495.9

	$1,413.8	1,410.9

Cash and cash equivalents
Cash and cash equivalents increased by approximately $15.2 million to $88.7 million as at June 30, 2006 as compared with $73.5 million as at December 31, 2005. The increase primarily reflects the impact of maturities of certain marketable securities held by Trizec Canada at December 31, 2005 and the collection of $10.1 million (€8.4 million) of certain vendor take back notes from the monetization of European assets. This increase was partially offset by the payment of general and administrative expenses and exchangeable debenture interest for the six months ended June 30, 2006.
Trizec Canada’s cash and cash equivalents at June 30, 2006 of $88.7 million includes $41.3 million denominated in U.S. dollars and $47.4 million (C$52.8 million) denominated in Canadian dollars. The allocation between currencies has been made to coincide with future anticipated cash requirements.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

Investment in Trizec Properties, Inc.
Trizec Canada owns approximately 38% of the shares of Trizec Properties common stock, representing one share of Trizec Properties common stock for each outstanding subordinate voting share and multiple voting share of Trizec Canada. In addition, Trizec Canada owns all of the outstanding shares of Trizec Properties special stock and Trizec Properties class F convertible stock.
The shares of Trizec Properties special stock enable the Corporation to cast a majority of the votes in elections of the Trizec Properties board of directors taking place prior to January 1, 2008. After January 1, 2008, the shares of Trizec Properties special stock become non-voting. The shares of Trizec Properties special stock also entitle the Corporation, until November 2007, to cash dividends equal, on an after-tax basis, to non-Canadian taxes payable by Trizec Canada in respect of any dividends paid to it by Trizec Properties. After the first date on which no taxing authority can make a further determination that Trizec Canada is liable for non-Canadian taxes in respect of dividends paid on shares of Trizec Properties special stock or common stock, the shares of Trizec Properties special stock may be redeemed at the option of the Corporation or Trizec Properties for an aggregate redemption price of $0.1 million, plus any declared but unpaid dividends.
The shares of Trizec Properties class F convertible stock are non-voting and are convertible into shares of Trizec Properties common stock so that Trizec Canada will not bear a disproportionate share of tax costs if tax pursuant to the United States Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) is payable in connection with certain transactions or events involving the Corporation’s interest in Trizec Properties stock. After the conversion rights expire, the class F convertible stock is redeemable at the option of the Corporation or Trizec Properties for an aggregate redemption price of $0.1 million, plus any declared but unpaid dividends.
Trizec Canada accounts for its investment in Trizec Properties using the equity method of accounting whereby the Corporation’s share (approximately 38%) of the net assets of Trizec Properties is presented on the Corporation’s balance sheet under the caption “Investment in Trizec Properties, Inc.”. The Corporation’s investment is adjusted for its share of net income or losses and changes in shareholders’ equity, less dividends received on the shares of common stock, special stock and class F convertible stock of Trizec Properties. As such, the value of Trizec Canada’s investment in Trizec Properties is dependent upon the operations, capital transactions and dividend policy of Trizec Properties. Dilution gains and losses are also recognized to the extent Trizec Canada’s interest is reduced.
The per share quarterly dividend paid by Trizec Canada was the same as the per share dividend paid by Trizec Properties on its common stock.
Investments and other assets
Trizec Canada’s investments and other assets at March 31, 2006 are comprised of an investment in common shares of Barrick Gold Corporation (“Barrick”), accounted for by the cost method, in the amount of approximately $286.1 million (December 31, 2005 — $286.2 million), deferred financing charges related to the Corporation’s three series of outstanding exchangeable debentures in the amount of approximately $9.6 million, marketable securities in the amount of approximately $72.6 million and certain vendor take back notes from the monetization of European assets in the amount of approximately $17.0 million (€13.2 million).
The 30,292,560 common shares (December 31, 2005 — 30,299,558 common shares) of Barrick owned by the Corporation are pledged as collateral for the full satisfaction of the Corporation’s obligations with respect to the principal amount of the exchangeable debentures upon the exchange or maturity thereof. During the second quarter of 2006, certain holders of the Corporation’s $275 million of 3% exchangeable debentures exercised their exchange rights with respect to debentures having an aggregate principal amount of $0.2

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

million. The Corporation satisfied its obligation related to this exchange of debentures by the delivery of 6,998 common shares of Barrick. The deferred financing charges are being amortized to income in the amount of approximately $0.6 million per year over the term of the related exchangeable debentures. See “LIQUIDITY AND CAPITAL STRUCTURE — Exchangeable Debentures” below for additional information with respect to the exchangeable debentures.
Trizec Canada’s portfolio of marketable securities at June 30, 2006 of $72.6 million includes $40.5 million of marketable securities denominated in U.S. dollars and $32.1 million (C$35.7 million) denominated in Canadian dollars. Maturities for the portfolio of marketable securities have been arranged to coincide with future anticipated cash requirements in applicable currencies.
Future income taxes
Trizec Canada follows the liability method of accounting for future income taxes whereby income tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the amounts reported for assets and liabilities in the financial statements and their respective tax bases, using substantively enacted tax rates.
As at June 30, 2006 the Corporation has recognized a net future income tax asset in the amount of $120.3 million that is comprised of an asset of $249.2 million and a liability of $128.9 million. The asset relates to provisions for losses that are available to be applied against future years’ taxable income. The liability includes the estimated tax consequences of differences between amounts reported for assets and liabilities in the financial statements and their respective tax bases.
Exchangeable debentures
The carrying amount of the Corporation’s three series of outstanding exchangeable debentures is based on the market price, on the consolidated balance sheet date, of the underlying Barrick common shares.
As the Barrick common shares may be delivered in satisfaction of the Corporation’s obligations with respect to the principal amount of the exchangeable debentures upon the exchange or maturity thereof, hedge accounting is used whereby the difference between the carrying amount and the original issue amount of the debentures is recorded as a deferred amount until such time as there is a disposal of the underlying Barrick common shares.
The pre-tax accounting gain to be realized on full settlement at maturity of the exchangeable debentures should not be less than $604.6 million. Trizec Canada believes that, in the event of an early redemption, the future cash costs to redeem the exchangeable debentures will be primarily limited to an early redemption premium of approximately $5.5 million required under the terms of two series of the exchangeable debentures plus accrued and unpaid interest. In addition, the Corporation does not expect to incur a cash tax liability in respect of the settlement due to the existence of available losses and the Corporation’s status as a mutual fund corporation. As a mutual fund corporation, the taxable portion of a capital gain in excess of losses applied would be subject to tax at the corporate rate applicable to Trizec Canada’s income. However, Trizec Canada should be entitled to a full or partial refund in respect of taxes as Trizec Canada’s subordinate voting shares or multiple voting shares are redeemed or it pays a capital gains dividend to its shareholders.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS
The following statements of income compare the operating results for Trizec Canada on a year-over-year basis:

					Increase (decrease) in
					Net Income
	3 Months	3 Months	6 Months	6 Months	3 Months	6 Months
	Ended	Ended	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30	June 30	June 30
(US$ millions, except per share amounts)	2006	2005	2006	2005	2006	2006

Share of earnings of Trizec Properties	$(0.6)	9.3	4.3	17.1	(9.9)	(12.8)

Expenses and other income
General and administrative expense	(4.8)	(2.5)	(7.6)	(4.7)	(2.3)	(2.9)
Exchangeable debentures interest expense, net	(1.4)	(1.4)	(6.2)	(6.2)	—	¯
Interest and other income	9.5	1.2	11.0	2.6	8.3	8.4
Dilution gains	1.7	2.0	3.4	3.7	(0.3)	(0.3)
Foreign exchange gains, net	8.7	(3.6)	10.2	(3.0)	12.3	13.2

Income before taxes and discontinued operations	13.1	5.0	15.1	9.5	8.1	5.6
Income and other corporate taxes	(0.3)	(0.1)	0.8	1.0	(0.2)	(0.2)

Income from continuing operations	12.8	4.9	15.9	10.5	7.9	5.4
Share of earnings from discontinued operations of Trizec Properties	—	9.8	13.1	13.1	(9.8)	¯

Net income	$12.8	14.7	29.0	23.6	(1.9)	5.4

Per share
Basic and diluted
Income from continuing operations	$0.21	0.08	0.27	0.18	0.13	0.09
Discontinued operations	$—	0.17	0.21	0.21	(0.17)	¯
Net income	$0.21	0.25	0.48	0.39	(0.04)	0.09
For the Three Months Ended June 30, 2006
Share of earnings of Trizec Properties
The decrease in Trizec Canada’s total share of earnings (continuing and discontinued) of Trizec Properties of approximately $19.7 million for the three months ended June 30, 2006 compared to the three months ended June 30, 2005 reflects the decrease in net income (prepared in accordance with Canadian GAAP) of Trizec Properties. Trizec Properties’ results for the three months ended June 30, 2006 reflect the impact of an increase in depreciation and amortization expense and interest expense for the period as the result of property acquisitions made during the third quarter of 2005 and the second quarter of 2006. In addition, Trizec Properties’ results for the three months ended June 30, 2005 include a gain on sale of discontinued real estate, which was not repeated in 2006.
During the three months ended June 30, 2006, the Corporation recorded dilution gains in the amount of $1.7 million (2005 — $2.0 million) from the issuance of common stock by Trizec Properties for amounts in excess of the Corporation’s carrying value.
General and administrative expense
General and administrative expense for the three months ended June 30, 2006 of $4.8 million includes professional fees, in the amount of approximately $2.2 million, related to the proposed Arrangement. In addition, general and administrative expense increased on a year-over-year basis as a result of the negative

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

impact of the stronger Canadian dollar on the translation of general and administrative expense, which is primarily Canadian dollar-denominated.
Exchangeable debentures interest expense, net
Exchangeable debentures interest expense, net of dividends received on the common shares of Barrick owned by the Corporation, remained constant at approximately $1.4 million for the three months ended June 30, 2006 compared with the three months ended June 30, 2005. Interest on the two series of exchangeable debentures aggregating approximately $409 million is calculated by reference to the dividend rate on the underlying Barrick common shares plus 1.35% and therefore the interest expense in excess of dividends received is effectively fixed at 1.35% per annum. Interest on the remaining series of exchangeable debentures is 3% per annum and therefore the interest expense in excess of dividends received is effectively variable based on changes to the amount of dividends paid on the underlying Barrick common shares.
Interest and other income
Total interest and other income increased by approximately $8.3 million for the three months ended June 30, 2006 compared to the three months ended June 30, 2005.
Other income for the three months ended June 30, 2006 includes a $4.1 million adjustment to reflect the settlement of all amounts to be received in connection with the 2003 sale of the Corporation’s 50% ownership interest in the development assets of the TriGranit joint venture. On August 2, 2006 the Corporation received $18.1 million (€14.1 million), including $1.1 million (€0.9 million) of accrued interest as final settlement of the notes receivable and accrued interest. In addition, as a result of a review of future estimated expenditures relating to a prior year reorganization costs accrual, the Corporation has credited an adjustment of $2.7 million to other income. Other income for the three months ended June 30, 2006 also includes a net gain of approximately $0.1 million recorded by the Corporation pertaining to the exercise of exchange rights with respect to certain 3% exchangeable debentures having an aggregate principal amount of approximately $0.2 million settled by the delivery of 6,988 common shares of Barrick.
Interest income remained relatively unchanged for the three months ended June 30, 2006 compared to the three months ended June 30, 2005. This reflects the decrease in the marketable securities portfolio offset by higher interest rates and related returns on the Corporation’s portfolio of marketable securities and cash and cash equivalents during the second quarter of 2006 compared to the second quarter of 2005.
Foreign exchange gains, net
Monetary assets and liabilities are translated at current exchange rates with the corresponding adjustment recorded in net income for the period. The increase for the three months ended June 30, 2006 compared to the three months ended June 30, 2005 reflects the impact of the increase in the Canadian dollar relative to the United States dollar on the Canadian dollar denominated net assets of the Corporation on a year-over-year basis.
Income and other corporate taxes
The Corporation’s provision for income and other corporate taxes for three months ended June 30, 2006 compared to the three months ended June 30, 2005 reflects the impact of a decrease in future income tax recoveries and an increase in other current taxes partially offset by a decrease in withholding taxes on REIT distributions.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Six Months Ended June 30, 2006
Share of earnings of Trizec Properties
The decrease in Trizec Canada’s total share of earnings (continuing and discontinued) of Trizec Properties of approximately $12.8 million for the six months ended June 30, 2006 compared to the six months ended June 30, 2005 reflects the decrease in net income (prepared in accordance with Canadian GAAP) of Trizec Properties. Trizec Properties’ results for the six months ended June 30, 2006 reflect the impact of a gain on sale of discontinued real estate recognized during the first quarter of 2006.
During the six months ended June 30, 2006, the Corporation recorded dilution gains in the amount of $3.4 million (2005 — $3.7 million) from the issuance of common stock by Trizec Properties for amounts in excess of the Corporation’s carrying value.
General and administrative expense
General and administrative expense for the six months ended June 30, 2006 of $7.6 million includes professional fees, in the amount of approximately $2.5 million, related to the proposed Arrangement. In addition, general and administrative expense increased on a year-over-year basis as a result of the negative impact of the stronger Canadian dollar on the translation of general and administrative expense, which is primarily Canadian dollar-denominated.
Exchangeable debentures interest expense, net
Exchangeable debentures interest expense, net of dividends received on the common shares of Barrick owned by the Corporation, remained constant at approximately $6.2 million for the six months ended June 30, 2006 compared with the six months ended June 30, 2005. Interest on the two series of exchangeable debentures aggregating approximately $409 million is calculated by reference to the dividend rate on the underlying Barrick common shares plus 1.35% and therefore the interest expense in excess of dividends received is effectively fixed at 1.35% per annum. Interest on the remaining series of exchangeable debentures is 3% per annum and therefore the interest expense in excess of dividends received is effectively variable based on changes to the amount of dividends paid on the underlying Barrick common shares.
Interest and other income
Total interest and other income increased by approximately $8.4 million for the six months ended June 30, 2006 compared to the six months ended June 30, 2005. Other income for the six months ended June 30, 2006 includes a $4.1 million adjustment to reflect the final settlement of all amounts to be received in connection with the 2003 sale of the Corporation’s 50% ownership interest in the development assets of the TriGranit joint venture. On August 2, 2006 the Corporation received $18.1 million (€14.1 million), including $1.1 million (€0.9 million) of accrued interest as final settlement of the notes receivable. In addition, as a result of a review of future estimated expenditures relating to a prior year reorganization costs accrual, the Corporation has credited an adjustment of $2.7 million to other income. Other income for the six months ended June 30, 2006 also includes a net gain of approximately $0.1 million recorded by the Corporation pertaining to the exercise of exchange rights with respect to certain 3% exchangeable debentures having an aggregate principal amount of approximately $0.2 million settled by the delivery of 6,988 common shares of Barrick.
Interest income remained relatively unchanged for the six months ended June 30, 2006 compared to the six months ended June 30, 2005. This reflects the decrease in the marketable securities portfolio offset by higher

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

interest rates and related returns on the Corporation’s portfolio of marketable securities and cash and cash equivalents during the first and second quarter of 2006 compared to the first and second quarter of 2005.
Foreign exchange gains, net
Monetary assets and liabilities are translated at current exchange rates with the corresponding adjustment recorded in net income for the period. The increase for the six months ended June 30, 2006 compared to the six months ended June 30, 2005 reflects the impact of the increase in the Canadian dollar relative to the United States dollar on the Canadian dollar denominated net assets of the Corporation on a year-over-year basis.
Income and other corporate taxes
The Corporation’s provision for income and other corporate taxes for six months ended June 30, 2006 compared to the six months ended June 30, 2005 reflects the impact of a decrease in future income tax recoveries and an increase in other current taxes partially offset by a decrease in withholding taxes on REIT distributions.
LIQUIDITY AND CAPITAL STRUCTURE
Liquidity Overview
Trizec Canada satisfies its working capital requirements and other expenses from its assets net of its investments in Trizec Properties and Barrick (“net other assets”). At June 30, 2006, following the disposition or monetization of substantially all assets other than the Corporation’s interests in Trizec Properties and Barrick, Trizec Canada’s pro forma net other assets was $160.8 million.
If the Arrangement does not proceed, Trizec Canada expects to be able to fund until November 2007, its overhead expenses, the net interest expense in respect of the exchangeable debentures (and the redemption premium payable if the exchangeable debentures are redeemed — equal to approximately $5.5 million) and to be able to pay the same dividend per Trizec Canada subordinate voting share and multiple voting share as Trizec Properties pays per share of Trizec Properties common stock. Subsequent to November 2007, Trizec Canada’s ability to satisfy its working capital requirements and fund future dividend distributions will be dependent upon its residual investment in Trizec Properties, any future dividends it receives on shares of Trizec Properties common stock and its available net other assets. In addition, at that time, Trizec Canada will not be entitled to dividends on the shares of Trizec Properties special voting stock, dividends which currently reflect non-Canadian taxes, principally cross-border withholding taxes, in respect of dividends paid to Trizec Canada by Trizec Properties. Accordingly, thereafter Trizec Canada does not expect to pay per share dividends on its subordinate voting shares and multiple voting shares that are equivalent to the per share dividends paid by Trizec Properties on its common stock.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following presents the pro forma net other assets position of Trizec Canada at June 30, 2006:

		Adjustments for
		Barrick Shares
		and TrizecHahn
		Exchangeable	Investment in	Pro Forma
	Total	Debentures	Trizec Properties	Trizec Canada

Assets
Cash and cash equivalents	$88.7	—	—	88.7
Restricted cash	8.7	—	—	8.7
Other assets	17.0	—	(12.0)	5.0
Investment in Trizec Properties, Inc.	793.8	—	(793.8)	—
Marketable securities	72.6	—	—	72.6
Investment in Barrick	286.1	(286.1)	—	—
Investments and other assets	26.6	(9.6)	—	17.0
Future income taxes	120.3	—	—	120.3

	$1,413.8	(295.7)	(805.8)	312.3

Liabilities
Exchangeable debentures	$890.7	(890.7)	—	—
Accounts payable and accrued liabilities	23.8	(6.6)	—	17.2

	$914.5	(897.3)	—	17.2

				295.1

Adjustment to future income taxes to estimated liability				(134.3)

Pro forma net other assets				$160.8

Trizec Canada’s balance sheet at June 30, 2006 includes a net asset of $120.3 million recorded in respect of future income taxes. This amount reflects the potential future Canadian tax benefit of non-capital and net capital losses and temporary differences related to provisions for losses minus a provision for potential income taxes in respect of prior fiscal periods. No value has been considered attributable to the potential future Canadian tax benefit of losses and temporary differences in the above pro forma analysis, for the purpose of the valuation of the net other assets, because of Trizec Canada’s Canadian tax status as a mutual fund corporation. The value of future income taxes for this purpose is estimated to be a net liability of $14.0 million, which reflects the removal of amounts attributable to the potential future Canadian tax benefit of losses and temporary differences.
Mutual fund corporation
Trizec Canada conducts its affairs in order to qualify as a mutual fund corporation under the Income Tax Act (Canada) (the “Tax Act”) and intends to continue to do so. The Corporation believes that, to date, it has met all requirements to qualify as a mutual fund corporation. Further, Trizec Canada intends to take such steps as are within its control to ensure that it qualifies as, and continues to qualify as, a mutual fund corporation.
If Trizec Canada were to fail to qualify as a mutual fund corporation, Trizec Canada and its shareholders would be subject to materially adverse tax consequences, the most significant of which would be Trizec Canada’s disqualification from the capital gains refund provisions of the Tax Act applicable to mutual fund corporations and the treatment of all or a portion of any redemption proceeds as a dividend paid by Trizec Canada to redeeming shareholders. As a result, any income tax payable on gains resulting from dispositions of shares of Trizec Properties common stock (including in connection with the redemption of the Corporation’s subordinate voting shares or multiple voting shares) or Barrick common shares could exhaust all or substantially all of the Corporation’s net other assets, and, further, could restrict Trizec Canada’s ability to deliver one share of Trizec Properties common stock for each Trizec Canada share on redemption thereof.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

Redemption of shares
Holders of subordinate voting shares and multiple voting shares have a right to require Trizec Canada to redeem all or part of the shares held by them upon payment of a retraction price (the “Retraction Price”) determined in accordance with the articles of Trizec Canada.
Until August 15, 2007, the Retraction Price is equal to the least of (i) 95% of the arithmetic average of the closing price for the subordinate voting shares on the Toronto Stock Exchange (the “TSX”) for the 10-day trading period following the “Retraction Pricing Date” (as determined in accordance with the articles of Trizec Canada), (ii) the price at which the last board lot of subordinate voting shares traded on the TSX on the Retraction Pricing Date, and (iii) the per share after-tax net asset value of Trizec Canada as set out in the next net asset value notice published following the applicable Retraction Pricing Date. In accordance with the articles of Trizec Canada, the per share after-tax net asset value used to determine the Retraction Price will be based on, (i) the current market value of the Corporation’s assets, (ii) a notional amount representing the amount of cash that Trizec Canada would be entitled to receive if all options that were in-the-money were exercised on the date that the calculation is made, (iii) liabilities as recorded in the Corporation’s financial statements, (iv) amounts that would be payable in respect of FIRPTA tax if all the shares of Trizec Properties common stock were disposed of, and (v) allowances (which do not meet the definition of a liability or contingent liability in accordance with Canadian GAAP and are therefore not provided for or disclosed in the financial statements) for other liabilities contingent or otherwise that may be asserted in the future. Subject to the outcome of the study currently being undertaken by the Corporation (see discussion below), the Retraction Price following August 15, 2007 will be the per share after-tax net asset value of Trizec Canada as set out in the next net asset value notice published following the applicable Retraction Pricing Date.
Although Trizec Canada’s shareholders have the right to redeem their shares at any time, to date no redemptions have taken place. Absent the Arrangement, the Corporation expects that a significant number of its shareholders may elect to redeem their shares following August 15, 2007. Among other things, this reflects the expectation that after that time the calculation of Trizec Canada’s per share after-tax net asset value will no longer reflect a provision for FIRPTA tax related to dispositions by Trizec Canada of shares of Trizec Properties common stock.
In the course of carrying on business, Trizec Canada has engaged in various activities and transactions, including reorganizations and sales of businesses and assets. The Corporation believes that all liabilities related to its activities and transactions have been paid or provided for in its financial statements. However, there can be no certainty that, for example, relevant taxation authorities will not propose adjustments or take actions that may give rise to presently unanticipated liabilities that the Corporation’s tax losses may not be adequate or available to offset, or that other liabilities will not be asserted. In particular, certain tax audits have not progressed as expeditiously as originally anticipated, and consequently it is likely that notices of assessment and/or clearance certificates in respect of the relevant tax years will not have been received by August 15, 2007. While the Corporation will continue to strive to resolve its liabilities and obtain tax clearance certificates prior to that date, the Corporation believes that, if the Arrangement does not proceed and with the prospect of significant redemptions, it may be necessary to take tax and other liabilities that may be asserted in the future into account in connection with share redemptions. Accordingly, an allowance for liabilities, contingent or otherwise, that may be asserted in the future may need to be made in calculating the Corporation’s per share after-tax net asset value for the purposes of establishing the Retraction Price.
If the Arrangement does not proceed, the Corporation is committed to ensuring that all shareholders, regardless of whether or when they elect to redeem their shares, will be treated equitably in respect of excess cash remaining after all of the Corporation’s liabilities have been discharged or otherwise provided for. In this

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

regard, Trizec Canada has retained professional advisors and is exploring various alternatives to ensure that the Corporation maintains sufficient resources until such time as all of its liabilities are discharged or otherwise provided for and that all shareholders are treated fairly and equitably in connection with redemptions. Alternatives being considered include a holdback of some or all of the Corporation’s net other assets, in lieu of an allowance for contingent and other liabilities, until such time as all of its liabilities have been discharged. If the Arrangement does not proceed, prior to August 15, 2007 a determination will be made by the Board of Directors in respect of such alternatives to achieve fairness for all shareholders. Trizec Canada expects that if a holdback mechanism is adopted, it will provide for the receipt by redeeming shareholders of their pro rata share of the Corporation’s investment in Trizec Properties and potentially cash reflecting a portion of Trizec Canada’s other net asset value. Such shareholders would also be entitled to receive their pro rata share of the Corporation’s remaining other net assets, if any, once all liabilities are ultimately discharged or otherwise provided for.
Dividends
Trizec Canada indirectly owns one share of Trizec Properties common stock for each outstanding Trizec Canada subordinate voting share and multiple voting share. Trizec Canada receives quarterly dividends on the shares of common stock and special voting stock it holds of Trizec Properties, enabling it to pay the same dividend per Trizec Canada share as Trizec Properties pays per share of common stock. It is expected that Trizec Canada will, until November 2007, pay the same dividend per Trizec Canada subordinate voting share and multiple voting share as Trizec Properties pays per share of Trizec Properties common stock. After November 2007, the special voting stock of Trizec Properties will cease to pay dividends and thereafter Trizec Canada does not expect to pay per share dividends on its subordinate voting shares and multiple voting shares that are equivalent to the per share dividends paid by Trizec Properties on its common stock.
Trizec Properties’ ability to pay future dividends, and consequently Trizec Canada’s ability to pay future dividends, is subject to the risks incidental to the ownership and operation of real estate properties in the United States by Trizec Properties. Trizec Properties has stated that it intends to make distributions to its shareholders at least equal to the minimum amount required to maintain REIT status each year through regular quarterly dividend distributions.
During the first quarter of 2006, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On April 24, 2006, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the first quarter of 2006.
During the second quarter of 2006, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On July 24, 2006, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the second quarter of 2006.
Exchangeable debentures
As at June 30, 2006, the Corporation had outstanding approximately $204.4 million principal amount Floating Rate Debentures, Series 1999-1, $204.4 million principal amount Floating Rate Debentures, Series 1999–2 and $274.8 million principal amount 3% Exchangeable Debentures (collectively, the “exchangeable debentures”). The 3% Exchangeable Debentures mature on January 29, 2021 and the Floating Rate Debentures, Series 1999-1 and Series 1999-2 mature on March 12, 2024. The principal amount of the exchangeable debentures are redeemable at the option of the holders for a fixed number of Barrick common shares, subject to the right of the Corporation to deliver cash or a combination of cash and Barrick common shares in lieu of the prescribed number of Barrick common shares.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

The Corporation owns 30,292,560 common shares (December 31, 2005 — 30,299,558 common shares) of Barrick that are pledged as collateral for the full satisfaction of the Corporation’s obligations with respect to the principal amount of the exchangeable debentures upon the exchange or maturity thereof. The Corporation has the option to deliver Barrick common shares or cash to holders of the exchangeable debentures in connection with any exercise of the exchange rights. Accordingly, the Corporation does not consider there to be liquidity concerns associated with its obligations to satisfy the principal amounts of the exchangeable debentures.
The net interest expense on Trizec Canada’s 3% Exchangeable Debentures is predicated on Barrick having the financial ability to pay future dividends. A reduction in the future dividends paid by Barrick would have the effect of increasing the Corporation’s future net interest expense.
In connection with the Arrangement, Brookfield Properties Corporation has requested that Trizec Canada redeem the exchangeable debentures prior to closing and Trizec Canada has determined to comply with such request. Due to the lengthy period of time required to redeem the 3% Exchangeable Debentures, it is expected that the notice of redemption will be issued in early August, prior to the date of the Meeting, and therefore the 3% Exchangeable Debentures will be redeemed whether or not the Arrangement is approved by Trizec Canada’s shareholders. It is expected that notice of redemption of the Floating Rate Debentures will be given on or within two business days after the date on which court approval of the Arrangement is obtained and that redemption of such exchangeable debentures will be effected prior to the effective date of the Arrangement. The outstanding Floating Rate Debentures will be redeemed for Barrick common shares and the outstanding 3% Exchangeable Debentures will be redeemed for cash, Barrick common shares or a combination thereof, as determined by Brookfield Properties at the time the applicable notice of redemption is issued.
Outstanding shares
The following numbers of Trizec Canada shares and share purchase options were outstanding at
June 30, 2006 and August 9, 2006.

Issued and
Outstanding
June 30
2006

Subordinate Voting Shares	52,400,097
Multiple Voting Shares	7,522,283

59,922,380

Options to purchase Subordinate Voting Shares	784,042

Contingencies
The Corporation is contingently liable under guarantees that are issued in the normal course of business and with respect to litigation and claims that arise from time to time. While the final outcome with respect to claims and litigation pending at June 30, 2006 cannot be predicted with certainty, in the opinion of management, any liability that may arise from such contingencies would not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Corporation.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

RELATED PARTY TRANSACTIONS
At the time of the 2002 plan of arrangement involving the Corporation and Trizec Properties, the Corporation agreed to provide services to and receive services from Trizec Properties. During the six months ended June 30, 2006, the Corporation charged $0.5 million (2005 — $0.2 million) to Trizec Properties in relation to such services, and Trizec Properties charged the Corporation $nil million (2005 — $0.1 million). These services were provided in the normal course of business and included reimbursements for direct third party purchased services, and a portion of salaries for certain employees for direct services rendered. The Corporation and Trizec Properties continue to provide certain services to each other.
Accounting Change — Comparative Financial Statements
In December 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Emerging Issues Committee Abstract EIC-159 “Conditional Asset Retirement Obligations” (“EIC-159”) related to CICA Handbook Section 3110 (“CICA 3110”) “Asset Retirement Obligations”. EIC-159 clarifies that the term “conditional asset retirement obligation” as used in CICA 3110 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional upon future events that may or may not be within an entity’s control. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. In addition, the fair value of the liability should be recognized when incurred. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. EIC-159 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. EIC-159 is effective for interim and annual reporting periods ending after March 31, 2006, but earlier adoption is encouraged.
Certain of Trizec Properties’ real estate assets contain asbestos. Although Trizec Properties has determined that the asbestos is appropriately contained in accordance with current environmental regulations, Trizec Properties’ practice is to remediate the asbestos upon the renovation or redevelopment of its properties. Accordingly, these assets meet the criteria for recording an asset retirement obligation. During 2005, the Corporation adopted the provisions of EIC-159 on a retroactive basis with restatement of prior periods as required by the abstract.
The adoption of this abstract had the effect on Trizec Canada’s comparative consolidated statement of income for the six months ended June 30, 2005 of decreasing Trizec Canada’s share of earnings of Trizec Properties’ and decreasing Trizec Canada’s net income by $0.2 million and $0.2 million, respectively.
In addition, the consolidated statement of income of the six months ended June 30, 2005 reflects a reclassification to discontinued operations for properties designated as held for sale during 2005 and 2006. The adoption of this abstract had no impact on operating, financing and investing activities as previously presented in the consolidated statement of cash flows for the six months ended June 30, 2005.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

NEWLY ISSUED ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS
CICA Handbook Section 3855 (“CICA 3855”) “Financial Instruments — Recognition and Measurement”
CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and at what amount – sometimes using fair value; other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented. CICA 3855 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt CICA 3865 “Hedges” and CICA 1530 “Comprehensive Income”.
The Corporation is currently evaluating the impact of adoption of CICA 3855 and has not yet determined the effect of adoption on its results of operations and financial condition.
CICA Handbook Section 3865 (“CICA 3865”) “Hedges”
CICA 3865 is applicable whenever a company chooses to designate a hedging relationship for accounting purposes. It builds on existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is to be applied and what disclosures are necessary when it is applied. CICA 3865 applies for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year that ends on or after December 31, 2004. An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt CICA 3855 “Financial Instruments — Recognition and Measurement” and Section 1530 “Comprehensive Income”.
The Corporation is currently evaluating the impact of adoption of CICA 3865 and has not yet determined the effect of adoption on its results of operations and financial condition.
CICA Handbook Section 1530 (“CICA 1530”) “Comprehensive Income”
CICA 1530 introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. CICA 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. Financial statements of prior periods are required to be restated for certain comprehensive income items. In addition, an enterprise is encouraged, but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods. An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt CICA 3855 “Financial Instruments — Recognition and Measurement” and CICA 3865 “Hedges”.
The Corporation is currently evaluating the impact of adoption of CICA 1530 and has not yet determined the effect of adoption on its results of operations and financial condition.
CICA Handbook Section 3251 (“CICA 3251”) “Equity”
CICA 3251 replaces CICA 3250 “Surplus”. It establishes standards for the presentation of equity and changes in equity during a reporting period. CICA 3251 applies to interim and annual financial statements relating to

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. Financial statements of prior periods are required to be restated for certain specified adjustments. For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required. An entity adopting this CICA for a fiscal year beginning before October 1, 2006 must also adopt CICA 3855 “Financial Instruments — Recognition and Measurement”, CICA 3865 “Hedges”, and Section 1530 “Comprehensive Income”.
The Corporation is currently evaluating the impact of adoption of CICA 3251 and has not yet determined the effect of adoption on its results of operations and financial condition.
SUMMARY QUARTERLY INFORMATION
The following summarizes Trizec Canada’s operating results on a quarterly basis. In addition to the accounting change, certain comparatives have been reclassified to conform to the current year’s presentation of discontinued operations.

For the three months ended June 30, 2006	1st	2nd	Year to
(US$ millions, except per share amounts)	Quarter	Quarter	date

Share of earnings of Trizec Properties	$4.9	(0.6)	4.3
Income from continuing operations	3.1	12.8	15.9
Discontinued operations	13.1	—	13.1
Net income	16.2	12.8	29.0
Income per share — basic and diluted
Continuing operations	0.06	0.21	0.27
Discontinued operations	0.21	—	0.21
Net income	0.27	0.21	0.48

For the year ended December 31, 2005	1st	2nd	3rd	4th
(US$ millions, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year

Share of earnings of Trizec Properties	$7.8	9.3	4.1	1.1	22.3
Income from continuing operations	5.6	4.9	6.7	8.1	25.3
Discontinued operations	3.3	9.8	10.2	37.7	61.0
Net income	8.9	14.7	16.9	45.8	86.3
Income per share — basic and diluted
Continuing operations	0.09	0.08	0.11	0.14	0.42
Discontinued operations	0.06	0.17	0.17	0.63	1.02
Net income	0.15	0.25	0.28	0.77	1.44

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2004	1st	2nd	3rd	4th
(US$ millions, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year

Share of earnings of Trizec Properties	$9.9	(9.4)	11.1	8.8	20.4
Income from continuing operations	13.5	27.8	9.9	11.6	62.8
Discontinued operations	18.6	(43.3)	16.3	36.4	28.0
Net income (loss)	32.1	(15.5)	26.2	48.0	90.8
Income (loss) per share — basic and diluted
Continuing operations	0.23	0.46	0.17	0.19	1.05
Discontinued operations	0.31	(0.72)	0.27	0.61	0.47
Net income (loss)	0.54	(0.26)	0.44	0.80	1.52
DISCLOSURE CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.
An evaluation of the effectiveness of the design and operations of our disclosure controls and procedures was conducted as of December 31, 2005, by and under the supervision of Trizec Canada’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that Trizec Canada’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, and in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act), are effective to ensure that information required to be disclosed in reports that Trizec Canada files and submits under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms.
The Corporation, through its ownership of Trizec Properties special stock, is entitled to cast a majority of the votes in elections of the Trizec Properties board of directors taking place prior to January 1, 2008. However, in accordance with CICA Accounting Guideline AcG–15, “Consolidation of variable interest entities”, Trizec Properties and its subsidiaries are not consolidated into the Corporation’s financial statements. Trizec Properties is self managed and maintains responsibility for its own disclosure controls and procedures. As Trizec Properties and its subsidiaries are not consolidated subsidiaries, Trizec Canada’s management, including its CEO and CFO, have not taken part in designing or evaluating Trizec Properties’ disclosure controls and procedures and make no certifications in this regard.
INVESTMENT IN TRIZEC PROPERTIES, INC.
The following discussion of the Corporation’s business that is conducted through Trizec Properties is based upon Trizec Properties’ consolidated financial statements for the three and six months ended June 30, 2006 and 2005, adjusted for certain differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”). This discussion of the results of Trizec Properties reflects Trizec Properties’ entire operations and is not limited to Trizec Canada’s pro rata economic interest therein.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical Accounting Policies
The preparation of Trizec Properties’ financial statements requires it to make estimates and judgements that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions. Critical accounting estimates are defined as those that involve significant judgement and potentially could result in materially different results under different assumptions and conditions. The critical accounting policies used by Trizec Properties in connection with the preparation of its interim financial statements are described in more detail in the Corporation’s annual MD&A for the year ended December 31, 2005.
Accounting Definitions
Gross margin is not a recognized measure under Canadian GAAP. Trizec Properties’ management believes that in addition to net income (loss), gross margin is a useful supplemental measure as it provides investors with an indication of the performance of the office portfolio. Investors should be cautioned, however, that gross margin should not be construed as an alternative to net income as determined in accordance with Canadian GAAP as an indicator of profitability. Trizec Properties’ method of calculating gross margin may differ from other companies and, accordingly, gross margin may not be comparable to measures used by other companies.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

Differences from Canadian Accounting Principles
Trizec Canada prepares its consolidated financial statements in accordance with Canadian GAAP. Trizec Properties prepares its consolidated financial statements in accordance with U.S. GAAP.
U.S. GAAP varies in certain significant respects from Canadian GAAP. The effect of these principal differences on the balance sheet and statement of income of Trizec Properties are quantified and described below.

Trizec Properties, Inc.							December 31,
Balance Sheets	June 30, 2006						2005

	U.S.	Proportionate	Leasing	Property	Derivative		CDN	CDN
(US$ millions)	GAAP	Consolidation	Costs	Book Value	Instruments	Other	GAAP	GAAP

Assets
Real estate, net	$5,325.9	482.9	166.7	(37.8)	—	—	5,937.7	4,472.8
Cash and cash equivalents	21.9	—	—	—	—	—	21.9	36.5
Escrows and restricted cash	69.1	37.5	—	—	—	—	106.6	105.0
Investment in unconsolidated real estate joint ventures	147.1	(147.1)	—	—	—	—	—	—
Other assets	673.9	84.4	(166.7)	—	(1.7)	0.9	590.8	454.5

	$6,237.9	457.7	—	(37.8)	(1.7)	0.9	6,657.0	5,068.8

Liabilities
Mortgage debt and other loans	$3,610.7	485.9	—	—	—	—	4,096.6	2,624.0
Accounts payable and accrued liabilities	433.3	(28.2)	—	—	0.8	5.9	411.8	360.0
Minority interest	70.0	—	—	—	—	(6.3)	63.7	2.6
Redeemable preferred stock	0.2	—	—	—	—	(0.2)	—	—

	4,114.2	457.7	—	—	0.8	(0.6)	4,572.1	2,986.6

Shareholders’ Equity	2,123.7	—	—	(37.8)	(2.5)	1.5	2,084.9	2,082.2

	$6,237.9	457.7	—	(37.8)	(1.7)	0.9	6,657.0	5,068.8

Trizec Canada’s investment in Trizec Properties, Inc. under Canadian GAAP:
Assets							$6,657.0	5,068.8
Liabilities							4,572.1	2,986.6

Net Assets							$2,084.9	2,082.2

Trizec Canada’s share (approximately 38% (2005 — 38%))							$793.8	797.7

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

Trizec Properties, Inc.					Increase
Statements of Income					(decrease) in
For the three months ended June 30,	2006					2005	Net Income

	U.S.	Proportionate	Property		CDN	CDN	CDN
(US$ millions)	GAAP	Consolidation	Book Value	Other	GAAP	GAAP	GAAP

Revenues
Property revenue	$214.1	28.9	—	—	243.0	204.4	38.6

Expenses
Property operating expenses	(97.0)	(13.3)	—	—	(110.3)	(93.3)	(17.0)
General and administrative expense	(12.0)	—	—	—	(12.0)	(10.0)	(2.0)
Depreciation and amortization expense	(60.8)	(6.1)	0.5	—	(66.4)	(44.2)	(22.2)

	(169.8)	(19.4)	0.5	—	(188.7)	(147.5)	(41.2)

Operating Income	44.3	9.5	0.5	—	54.3	56.9	(2.6)

Other income (expenses)
Interest and other income	2.1	0.4	—	—	2.5	2.4	0.1
Interest expense	(50.6)	(7.0)	—	—	(57.6)	(39.4)	(18.2)
Derivative gain (loss)	—	(0.3)	—	—	(0.3)	(0.2)	(0.1)
Lawsuit settlement	0.4	—	—	—	0.4	—	0.4

	(48.1)	(6.9)	—	—	(55.0)	(37.2)	(17.8)

Income before the following	(3.8)	2.6	0.5	—	(0.7)	19.7	(20.4)
Gain on sale of real estate	—	—	—	—	—	0.3	(0.3)
Provision for income and other corporate taxes	(1.4)	—	—	—	(1.4)	2.7	(4.1)
Minority interest	(0.5)	—	—	0.6	0.1	—	0.1
Income from unconsolidated real estate joint ventures	2.6	(2.6)	—	—	—	—	—

Income from continuing operations	(3.1)	—	0.5	0.6	(2.0)	22.7	(24.7)

Discontinued operations
Income from discontinued operations	—	—	—	—	—	3.3	(3.3)
Gain on disposition of discontinued real estate	0.1	—	—	—	0.1	21.6	(21.5)

	0.1	—	—	—	0.1	24.9	(24.8)

Net income (loss)	$(3.0)	—	0.5	0.6	(1.9)	47.6	(49.5)

Trizec Canada’s share of earnings of Trizec Properties under Canadian GAAP
Continuing operations					$(0.6)	9.3	(9.9)
Discontinued operations					—	9.8	(9.8)

					$(0.6)	19.1	(19.7)

Proportionate consolidation
Under U.S. GAAP, proportionate consolidation is generally not permitted for joint ventures and the cost, equity or full consolidation methods of accounting must be followed, as appropriate. Under Canadian GAAP, the accounts of all jointly controlled incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the Corporation’s ownership interest.
Leasing costs
Under Canadian GAAP, leasing costs are classified as part of real estate, net, whereas under U.S. GAAP they are classified as deferred charges and included in other assets.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

Property book value
Under Canadian GAAP, building depreciation, gain on sale of properties, net, and provision for losses on properties are affected as a result of lower carrying values of certain properties compared with U.S. GAAP. These differences resulted from historical adjustments to the carrying amounts of assets acquired whose tax bases, at acquisition date, differed from the assigned values for accounting purposes. The tax effect of these basis differences was added to the carrying value of the associated properties on acquisition for U.S. GAAP purposes. Under Canadian GAAP, the tax effect of these basis differences was charged to retained earnings on implementation, on January 1, 2000, of CICA Handbook Section 3465 “Income Taxes”.
Derivative instruments
Under U.S. GAAP, Trizec Properties follows Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Corporation’s consolidated balance sheet at fair value. Changes in the fair value of derivative instruments that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS No. 133 are required to be reported through the statement of operations. For derivatives designated as hedging instruments in qualifying cash flow hedges, the effective portion of changes in fair value of the derivatives is recognized in other comprehensive income (loss) until the forecasted transactions occur and the ineffective portions are recognized in the statement of operations. In addition, Trizec Properties uses certain interest rate protection agreements to manage risks from fluctuations in variable interest rates, as well as to hedge anticipated future financing transactions. Under Canadian GAAP, the Corporation accounts for interest rate cap contracts as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current market values, except for any non-hedging portions of the derivative instruments. Any amount receivable or payable arising from interest rate cap contracts are recognized as an adjustment of interest expense. Premiums paid to arrange interest rate cap contracts are deferred and amortized to interest expense over the term of the contracts. Under interest rate swap agreements, payments or receipts are recognized as adjustments to interest expense.
Trends in Occupancy
Although the macroeconomic conditions that negatively affected employment levels over the past few years have improved, demand for office space in Trizec Properties’ core markets has been relatively stagnant resulting in relatively flat occupancy rates. However, Trizec Properties is optimistic that demand for office space will improve during the remainder of 2006 and into 2007. The office rental market continues to be extremely competitive. Such competitive environment for attracting tenants continues to apply downward pressure on market rents and upward pressure on tenant incentives. Trizec Properties’ focus for the remainder of the year will be on renewing or re-leasing expiring space. The table below reflects occupancy rates by market at June 30, 2006 compared to December 31, 2005 and shows the percentage of square feet scheduled to expire during the remainder of the year for its office portfolio and its real estate joint venture properties, excluding its real estate development joint venture.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

	Occupancy Rates at		Occupancy Rates at		% of Space Expiring During
	June 30, 2006		December 31, 2005		Remainder of 2006
		Real Estate		Real Estate		Real Estate
	Office	Joint	Office	Joint	Office	Joint
	Portfolio	Ventures	Portfolio	Ventures	Portfolio	Ventures

Markets:
Atlanta(1)	88.9%	N/A	91.2%	N/A	2.8%	N/A
Chicago(1)	86.2%	N/A	87.1%	N/A	1.8%	N/A
Dallas(2)	88.0%	75.9%	87.9%	77.6%	2.7%	4.0%
Houston(3)	88.4%	84.7%	84.4%	84.1%	3.1%	1.8%
Los Angeles/San Diego(3)	87.9%	91.7%	89.3%	87.3%	5.3%	5.0%
New York(4)	88.8%	96.3%	90.2%	98.7%	1.0%	1.1%
Washington, D.C.(3)	89.3%	99.8%	90.2%	99.8%	2.1%	65.0%
Other Markets	88.3%	N/A	85.8%	N/A	0.9%	N/A

Total Portfolio	88.3%	87.1%	88.2%	88.3%	3.0%	5.5%

(1)	At June 30, 2006 and December 31, 2005, Trizec Properties did not have any joint venture properties located in the Atlanta and Chicago markets.

(2)	At June 30, 2006 and December 31, 2005, Trizec Properties had two joint venture properties located in the Dallas market.

(3)	At June 30, 2006 and December 31, 2005, Trizec Properties had one joint venture property located in each of the Houston, Los Angeles/San Diego and Washington, D.C. markets.

(4)	At June 30, 2006 and December 31, 2005, Trizec Properties had three joint venture properties located in the New York market.
For the six months ended June 30, 2006, Trizec Properties leased approximately 3.4 million square feet of new and renewal space in its office portfolio. Occupancy for Trizec Properties’ portfolio was approximately 88.3% at June 30, 2006, compared to approximately 88.2% at December 31, 2005. In addition, for the six months ended June 30, 2006, leases expired at an average gross rent of approximately $24.57 per square foot and were generally being signed at an average gross rent of approximately $21.45 per square foot. For the three months ended June 30, 2006, Trizec Properties leased approximately 1.4 million square feet of new and renewal space in its office portfolio. In addition, for the three months ended June 30, 2006, leases expired at an average gross rent of approximately $25.13 per square foot and were generally being signed at an average gross rent of approximately $21.88 per square foot.
For the six months ended June 30, 2006, Trizec Properties leased approximately 0.3 million square feet of new and renewal space in its real estate joint venture properties. Occupancy for its real estate joint venture properties were approximately 87.1% at June 30, 2006, compared to approximately 88.3% at December 31, 2005. In addition, for the six months ended June 30, 2006, leases expired at an average gross rent of approximately $31.40 per square foot and were generally being signed at an average gross rent of approximately $32.29 per square foot. For the three months ended June 30, 2006, Trizec Properties leased approximately 0.2 million square feet of new and renewal space on its real estate joint venture properties. In addition, for the three months ended June 30, 2006, leases expired at an average gross rent of approximately $36.75 per square foot and were generally being signed at an average gross rent of approximately $36.37 per square foot.
Trizec Properties monitors the financial strength of its key tenants and, therefore, their ability to pay rent and the likelihood that they will continue to pay rent, through a watch list process applied at the local, regional and corporate property management levels. This monitoring process is designed to help Trizec Properties identify significant credit risks. At the end of June 2006, Trizec Properties was closely monitoring tenants with leases representing approximately 1.5% of the leaseable area of its U.S. office portfolio and approximately 1.3% of the annual gross rent of its U.S. office portfolio.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2006
The following discussion is based on Trizec Properties’ consolidated financial statements prepared under Canadian GAAP for the three months ended June 30, 2006 and 2005.
In the financial information that follows, property revenues include rental revenues, recoveries from tenants, and parking and other income. Property operating expenses include costs that are recoverable from Trizec Properties’ tenants (including but not limited to real estate taxes, utilities, insurance, repairs and maintenance and cleaning) and other non-recoverable property-related expenses, and exclude depreciation and amortization expense.
Property Revenues
Property revenues increased by approximately $38.6 million for the three months ended June 30, 2006 compared to the three months ended June 30, 2005. In line with Trizec Properties’ overall investment strategy, it acquired 1200 K Street, N.W., located in Washington, D.C., in the second quarter of 2005, Figueroa at Wilshire, located in Los Angeles, California, in the third quarter of 2005, and the Arden Portfolio, comprised of 13 properties, totaling approximately 4.0 million square feet, and several undeveloped land parcels located in Southern California, in the second quarter of 2006. Such acquisitions resulted in an increase in property revenues of approximately $34.5 million for the three months ended June 30, 2006 compared to the three months ended June 30, 2005. Rental revenues increased by approximately $5.0 million primarily due to an increase in rental rates. In addition, parking and other income increased by approximately $1.3 million primarily due to the collection of bad debt related to Enron, a former tenant. These increases were partially offset by a decrease in tenant recoveries of approximately $1.1 million primarily due to a decrease in average occupancy. In addition, termination fee income decreased by approximately $1.1 million for the three months ended June 30, 2006 compared to the three months ended June 30, 2005.
Lease termination fees are an element of ongoing real estate ownership. Included in the property revenue analysis above, for the three months ended June 30, 2006, Trizec Properties recognized approximately $0.5 million of termination fees compared to approximately $1.8 million for the three months ended June 30, 2005.
Property Operating Expenses
Property operating expenses increased by approximately $17.0 million for the three months ended June 30, 2006 compared to the three months ended June 30, 2005. Property operating expenses increased by approximately $14.1 million due to the acquisitions of 1200 K Street, N.W., Figueroa at Wilshire and the Arden Portfolio. Property operating expenses increased by approximately $3.3 million primarily due to an increase in utilities expense, insurance expense and general increases in other recoverable expenses for the three months ended June 30, 2006 compared to the three months ended June 30, 2005. In addition, there was an increase in building management expenses resulting in an increase in property operating expenses of approximately $0.7 million for the three months ended June 30, 2006 compared to the three months ended June 30, 2005. Bad debt expense increased by approximately $0.1 million for the three months ended June 30, 2006 compared to the three months ended June 30, 2005. These increases were partially offset by a decrease in property taxes of approximately $1.2 million for the three months ended June 30, 2006 compared to the three months ended June 30, 2005.
Trizec Properties’ gross margin (property revenues, excluding lease termination fees, less property operating expenses) increased to approximately 54.5% for the three months ended June 30, 2006 from approximately 53.9% for the three months ended June 30, 2005, primarily reflecting an increase in property revenues.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

General and Administrative
General and administrative expense includes expenses for corporate and portfolio asset management functions. Expenses for property management and fee-based services are recorded as property operating expenses.
General and administrative expense increased by approximately $2.0 million for the three months ended June 30, 2006 compared to the three months ended June 30, 2005. This increase is primarily due to an increase in employee compensation, including equity based compensation, for the three months ended June 30, 2006 compared to the three months ended June 30, 2005, partially offset by a decrease in professional fees incurred during the three months ended June 30, 2006 compared to the three months ended June 30, 2005.
Depreciation and Amortization
Depreciation and amortization expense increased by approximately $22.2 million for the three months ended June 30, 2006 compared to the three months ended June 30, 2005. The acquisitions of 1200 K Street, N.W., Figueroa at Wilshire and the Arden Portfolio resulted in an increase in depreciation and amortization expense of approximately $18.7 million. In addition, during the three months ended June 30, 2006, Northstar Center, located in Minneapolis, Minnesota, was reclassified from property held for disposal to property held for the long term, requiring depreciation expense to be recaptured for the period such property was held for disposal in accordance with CICA 3475. This resulted in an additional $2.1 million in depreciation expense in the second quarter of 2006. These increases were partially offset by a decrease of approximately $0.9 million primarily due to a decrease in accelerated depreciation of tenant improvements resulting from the early termination of leases during the three months ended June 30, 2006 as compared to the three months ended June 30, 2005. Depreciation expense on real estate joint venture properties also increased by approximately $2.3 million for the three months ended June 30, 2006 compared to the three months ended June 30, 2005.
Interest and Other Income
Interest and other income remained relatively unchanged for the three months ended June 30, 2006 compared to the three months ended June 30, 2005.
Interest Expense
Interest expense increased by approximately $18.2 million for the three months ended June 30, 2006 compared to the three months ended June 30, 2005. Interest expense increased by approximately $15.3 million due to the $1.3 billion term loan obtained in connection with the acquisition of the Arden Portfolio. Interest expense increased by approximately $2.9 million due to a higher outstanding balance on our credit facility. In addition, interest expense increased by approximately $1.6 million in conjunction with the refinancing of the mortgage loan collateralized by One New York Plaza, located in New York, New York, in the first quarter of 2006. A decrease in capitalized interest on the Waterview mixed-use development resulted in an increase in interest expense of approximately $0.3 million for the three months ended June 30, 2006, compared to the three months ended June 30, 2005. These increases were partially offset by the repayment and retirement of certain mortgage loans and the scheduled payment of approximately $135.5 million of fixed rate commercial mortgage pass-through certificates, which resulted in a decrease in interest expense of approximately $2.8 million for the three months ended June 30, 2006 compared to the three months ended June 30, 2005. Interest expense on real estate joint venture properties also increased by approximately $0.9 million for the three months ended June 30, 2006 compared to the three months ended June 30, 2005.
Lawsuit Settlement
During the three months ended June 30, 2006, Trizec Properties reached a settlement with a former retail property tenant and collected approximately $0.4 million as of June 30, 2006.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

(Provision) Benefit for Income and Other Corporate Taxes
Income and other taxes include franchise, capital, alternative minimum and foreign taxes related to ongoing real estate operations. Income and other taxes increased by approximately $4.1 million for the three months ended June 30, 2006 compared to the three months ended June 30, 2005 primarily due to a settlement of previously recorded tax liabilities during the second quarter of 2005. Trizec Properties had previously recorded a tax liability related to 1998 tax issues between it and a wholly-owned subsidiary of Trizec Canada and the United States Internal Revenue Service (“IRS”). During the second quarter of 2005, the wholly owned subsidiary of Trizec Canada reached a settlement with, and made payment to, the IRS with regard to the 1998 tax matters. As a result, Trizec Properties determined that it was relieved of any potential tax liability related to that matter and therefore reduced its tax liability by, and recorded a benefit from income taxes of, approximately $2.8 million.
Minority Interest
During the three months ended June 30, 2006, Trizec Properties recorded minority interest income of approximately $0.1 million attributable to the common units of limited liability company membership interests issued in connection with the acquisition of the Arden Portfolio.
Discontinued Operations
Income from properties classified as discontinued operations decreased by approximately $3.3 million for the three months ended June 30, 2006 compared to the three months ended June 30, 2005. Income from discontinued operations for the three months ended June 30, 2005 includes the net income from all properties classified as held for disposition and not sold prior to July 1, 2005, whereas income from discontinued operations for the three months ended June 30, 2006 includes only the net income from properties classified as held for disposition and not sold prior to July 1, 2006.
During the three months ended June 30, 2005, Trizec Properties disposed of one non-core office property that resulted in a gain on disposition of discontinued real estate of approximately $21.6 million.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2006

							Increase
Trizec Properties, Inc.							(decrease)
Statements of Income (Loss)							in Net
For the six months ended June 30,	2006					2005	Income

	U.S.	Proportionate	Property		CDN	CDN	CDN
(US$ millions)	GAAP	Consolidation	Book Value	Other	GAAP	GAAP	GAAP

Revenues
Property revenue	$402.5	57.8	¯	¯	460.3	405.4	54.9

Expenses
Property operating expenses	(186.2)	(27.3)	¯	¯	(213.5)	(187.4)	(26.1)
General and administrative expense	(21.3)	¯	¯	¯	(21.3)	(19.0)	(2.3)
Depreciation and amortization expense	(107.9)	(12.1)	0.8	¯	(119.2)	(86.5)	(32.7)

	(315.4)	(39.4)	0.8	¯	(354.0)	(292.9)	(61.1)

Operating Income	87.1	18.4	0.8	¯	106.3	112.5	(6.2)

Other income (expenses)
Interest and other income	3.2	0.8	¯	¯	4.0	3.6	0.4
Loss on early debt retirement	(0.3)	¯	¯	¯	(0.3)	¯	(0.3)
Recovery on insurance claims	0.1	¯	¯	¯	0.1	¯	0.1
Interest expense	(84.8)	(13.4)	¯	¯	(98.2)	(78.3)	(19.9)
Derivative gain (loss)	¯	(0.3)	¯	¯	(0.3)	(0.3)	¯
Lawsuit settlement	0.4	¯	¯	¯	0.4	0.8	(0.4)

	(81.4)	(12.9)	¯	¯	(94.3)	(74.2)	(20.1)

Income before the following	5.7	5.5	0.8	¯	12.0	38.3	(26.3)
Gain on sale of properties, net	¯	¯	¯	¯	¯	0.3	(0.3)
Provision for income and other corporate taxes	(1.3)	¯	¯	¯	(1.3)	2.3	(3.6)
Minority interest	(1.2)	¯	¯	1.3	0.1	¯	0.1
Income from unconsolidated real estate joint ventures	5.5	(5.5)	¯	¯	¯	¯	¯

Income from continuing operations	8.7	¯	0.8	1.3	10.8	40.9	(30.1)

Discontinued operations
Income from discontinued operations	2.0	¯	¯	¯	2.0	11.7	(9.7)
Gain on disposition of discontinued real estate	31.6	¯	0.8	¯	32.4	21.8	10.6

	33.6	¯	0.8	¯	34.4	33.5	0.9

Net income	$42.3	¯	1.6	1.3	45.2	74.4	(29.2)

Trizec Canada’s share of earnings of Trizec Properties, Inc. under Canadian GAAP

Continuing operations					$4.3	17.1	(12.8)
Discontinued operations					13.1	13.1	¯

					$17.4	30.2	(12.8)

Property Revenues
Property revenues increased by approximately $54.9 million for the six months ended June 30, 2006 compared to the six months ended June 30, 2005. In line with Trizec Properties’ overall investment strategy, it acquired 1200 K Street, N.W., located in Washington, D.C., in the second quarter of 2005, Figueroa at Wilshire, located in Los Angeles, California, in the third quarter of 2005, and the Arden Portfolio in the second quarter of 2006. Such acquisitions resulted in an increase in property revenues of approximately $46.4 million for the six months ended June 30, 2006 compared to the six months ended June 30, 2005. Rental revenues increased approximately $7.5 million due to an increase in rental rates.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

In addition, parking and other income increased by approximately $4.0 million primarily due to an increase in fees associated with services provided to tenants and the collection of bad debt related to Enron, a former tenant. These increases were partially offset by a decrease in termination fee income of approximately $2.8 million and a decrease in management fee income of approximately $0.2 million for the six months ended June 30, 2006 compared to the six months ended June 30, 2005.
Included in the property revenue analysis above, for the six months ended June 30, 2006, Trizec Properties recognized approximately $1.1 million of termination fees compared to approximately $3.9 million for the six months ended June 30, 2005.
Property Operating Expenses
Property operating expenses increased by approximately $26.1 million for the six months ended June 30, 2006 compared to the six months ended June 30, 2005. Property operating expenses increased by approximately $18.9 million due to the acquisitions of 1200 K Street, N.W., Figueroa at Wilshire and the Arden Portfolio. Property operating expenses increased by approximately $8.4 million primarily due to an increase in utilities expense in the New York, Dallas and Houston markets, an increase in insurance expense and a general increase in other recoverable expenses for the six months ended June 30, 2006 compared to the six months ended June 30, 2005. In addition, there was an increase in building management expenses resulting in an increase in property operating expenses of approximately $2.1 million for the six months ended June 30, 2006 compared to the six months ended June 30, 2005. These increases were partially offset by a decrease in bad debt expense of approximately $1.8 million and a decrease in property taxes of approximately $1.5 million for the six months ended June 30, 2006 compared to the six months ended June 30, 2005.
Trizec Properties’ gross margin (property revenues, excluding lease termination fees, less property operating expenses) increased to approximately 53.5% for the six months ended June 30, 2006 from approximately 53.3% for the six months ended June 30, 2005, primarily reflecting an increase in property revenues.
General and Administrative
General and administrative expense increased by approximately $2.3 million for the six months ended June 30, 2006 compared to the six months ended June 30, 2005. This increase is primarily due to an increase in employee compensation, including equity based compensation, for the six months ended June 30, 2006 compared to the six months ended June 30, 2005, partially offset by a decrease in separation costs incurred for a departed officer and professional fees incurred during the six months ended June 30, 2005.
Depreciation and Amortization
Depreciation and amortization expense increased by approximately $32.7 million for the six months ended June 30, 2006 compared to the six months ended June 30, 2005. The acquisitions of 1200 K Street, N.W., Figueroa at Wilshire and the Arden Portfolio resulted in an increase in depreciation and amortization expense of approximately $27.1 million. In addition, during the second quarter of 2006, Northstar Center, located in Minneapolis, Minnesota, was reclassified from property held for disposal to property held for the long term, requiring depreciation expense to be recaptured for the period such property was held for disposal in accordance with CICA 3475. This resulted in an additional $1.4 million in depreciation expense for the six months ended June 30, 2006. Depreciation expense on real estate joint venture properties also increased by approximately $4.2 million for the six months ended June 30, 2006 compared to the six months ended June 30, 2005.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest and Other Income
Interest and other income remained relatively unchanged for the six months ended June 30, 2006 compared to the six months ended June 30, 2005.
Loss on Early Debt Retirement
During the six months ended June 30, 2006, Trizec Properties refinanced the mortgage loan collateralized by One New York Plaza, located in New York, New York and recorded a loss on early debt retirement of approximately $0.3 million, primarily comprised of the write-off of unamortized deferred financing costs. In addition, during the six months ended June 30, 2006, Trizec Properties repaid and retired the mortgage loan collateralized by 1400 K Street, N.W., located in Washington, D.C., resulting in a minimal loss on early debt retirement comprised of the write-off of unamortized deferred financing costs.
In December 2004, in conjunction with the sale of 250 West Pratt Street, located in Baltimore, Maryland, Trizec Properties and the lender of the mortgage loan collateralized by such property agreed to modify certain terms of the mortgage loan. The lender of the mortgage loan agreed to release the property as collateral for the mortgage loan in consideration of the establishment of an escrow, for the benefit of the lender, in the amount of approximately $28.7 million. The escrow was comprised of funds to be used to repay the full outstanding principal balance of the mortgage loan as well as interest payments through January 3, 2005. The escrow funds of approximately $28.7 million were included in restricted cash on Trizec Properties’ balance sheet at December 31, 2004. On January 3, 2005, the funds held in escrow were released to the lender. In conjunction with the repayment and retirement of the mortgage loan in January 2005, Trizec Properties recorded a minimal loss on early debt retirement during the six months ended June 30, 2005, comprised primarily of the write-off of unamortized deferred financing costs.
Recovery on Insurance Claims
During the six months ended June 30, 2006, Trizec Properties received approximately $0.1 million in insurance proceeds related to flood damage that occurred during 2005 at Ernst & Young Plaza, located in Los Angeles, California.
Interest Expense
Interest expense increased by approximately $19.9 million for the six months ended June 30, 2006 compared to the six months ended June 30, 2005. Interest expense increased by approximately $15.3 million due to the $1.3 billion term loan obtained in connection with the acquisition of the Arden Portfolio during the second quarter of 2006. Interest expense increased by approximately $4.0 million due to a higher outstanding balance on Trizec Properties’ credit facility during the six months ended June 30, 2006 compared to the six months ended June 30, 2005. In addition, interest expense increased by approximately $1.7 million in conjunction with the refinancing of the mortgage loan collateralized by One New York Plaza, located in New York, New York, in the first quarter of 2006. A decrease in capitalized interest on the Waterview mixed-use development resulted in an increase in interest expense of approximately $0.2 million for the six months ended June 30, 2006 compared to the six months ended June 30, 2005. These increases were partially offset by the repayment and retirement of certain mortgage loans and the scheduled payment of approximately $135.5 million of fixed rate commercial mortgage pass-through certificates, which resulted in a decrease in interest expense of approximately $3.1 million for the six months ended June 30, 2006 compared to the six months ended June 30, 2005. Interest expense on real estate joint venture properties also increased by approximately $1.8 million for the six months ended June 30, 2006 compared to the six months ended June 30, 2005.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

Lawsuit Settlement
During the six months ended June 30, 2006, Trizec Properties reached a settlement with a former retail property tenant and collected approximately $0.4 million as of June 30, 2006.
(Provision) Benefit for Income and Other Corporate Taxes
Income and other taxes include franchise, capital, alternative minimum and foreign taxes related to ongoing real estate operations. Income and other taxes increased by approximately $3.6 million for the six months ended June 30, 2006 compared to the six months ended June 30, 2005 primarily due to a settlement of previously recorded tax liabilities during the second quarter of 2005. Trizec Properties had previously recorded a tax liability related to 1998 tax issues between it and a wholly-owned subsidiary of Trizec Canada and the IRS. During the second quarter of 2005, the wholly owned subsidiary of Trizec Canada reached a settlement with, and made payment to, the IRS with regard to the 1998 tax matters. As a result, Trizec Properties determined that it was relieved of any potential tax liability related to that matter and therefore reduced its tax liability by, and recorded a benefit from income taxes of, approximately $2.8 million.
Minority Interest
During the six months ended June 30, 2006, Trizec Properties recorded minority interest income of approximately $0.1 million attributable to the common units of limited liability company membership interests issued in connection with the acquisition of the Arden Portfolio.
Discontinued Operations
Income from properties classified as discontinued operations decreased by approximately $9.7 million for the six months ended June 30, 2006 compared to the six months ended June 30, 2005. Income from discontinued operations for the six months ended June 30, 2005 includes the net income from all properties classified as held for disposition and not sold prior to January 1, 2005, whereas income from discontinued operations for the six months ended June 30, 2006 includes only the net income from properties classified as held for disposition and not sold prior to January 1, 2006.
During the six months ended June 30, 2006, Trizec Properties disposed of two non-core office properties that resulted in a net gain on disposition of discontinued real estate of approximately $32.4 million.
During the six months ended June 30, 2005, Trizec Properties disposed of one non-core office property that resulted in a gain on disposition of discontinued real estate of approximately $21.6 million.
Liquidity and Capital Resources
Trizec Properties’ objective is to ensure, in advance, that there are ample resources to fund ongoing operating expenses, capital expenditures, debt service requirements and the distributions required to maintain its REIT status. The following discussion regarding Trizec Properties’ liquidity and capital resources is subject to the terms and conditions of the Merger Agreement, including the requirement that it obtain approval from Parent prior to taking certain actions.
Trizec Properties expects to meet its liquidity requirements over the next twelve months, and beyond, for normal recurring expenditures, non-recurring capital expenditures, potential future acquisitions and developments, major renovations, expansions, scheduled debt maturities, ground lease payments, operational tax obligations, settlement of pre-REIT tax issues and dividend distributions (including special dividend

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

distributions on its special voting stock) through cash flows from operations, asset sales, entering into joint venture arrangements or partnerships with equity providers, current cash and credit availability, bridge and term loans or similar borrowings, refinancing of existing mortgage debt, incurrence of secured debt, proceeds from the possible sale of its capital stock or a combination of these sources. While Trizec Properties may be able to anticipate and plan for certain liquidity needs, there may be unexpected increases in uses of cash that are beyond its control and which could affect its financial condition and results of operations. For example, Trizec Properties may be required to comply with new laws or regulations that cause it to incur unanticipated capital expenditures for its properties, thereby increasing its liquidity needs. In addition, Trizec Canada may engage in internal transactions or reorganizations, such as transferring some or all of Trizec Properties’ common stock and special voting stock that it owns to another affiliate, causing increases in the cross-border withholding tax rates applicable to dividends paid to Trizec Canada. In such event, the withholding rate on dividends paid to Trizec Canada may increase. In either such case, the special dividend payments that Trizec Properties makes to Trizec Canada would increase.
Even if there are no material changes to Trizec Properties’ anticipated uses of cash, its sources of cash may be less than anticipated or needed. Trizec Properties’ net cash flow from operations, the single largest source of cash for it, is dependent upon the occupancy levels of its properties; net effective rental rates on current and future leases; collectibility of rent from its tenants; the level of operating and other expenses; as well as other factors. Material changes in these factors may adversely affect its net cash flow from operations.
Our 2005 Unsecured Credit Facility is a $750.0 million unsecured credit facility, which matures in October 2008, and has a one-year extension option. The amount available for Trizec Properties to borrow under the 2005 Unsecured Credit Facility at any time is determined by certain properties that Trizec Properties, or its subsidiaries that may from time to time guarantee the 2005 Unsecured Credit Facility, own that satisfy certain conditions of eligibility. These conditions are common for unsecured credit facilities of this nature. The amount available for Trizec Properties to borrow under the 2005 Unsecured Credit Facility for the remainder of its term will likely fluctuate. The capacity under the 2005 Unsecured Credit Facility may decrease if Trizec Properties sells or place permanent financing on assets currently supporting the 2005 Unsecured Credit Facility. In addition, the capacity under the 2005 Unsecured Credit Facility may decrease if assets no longer meet certain eligibility requirements. As of June 30, 2006, the amount available for Trizec Properties to borrow under the 2005 Unsecured Credit Facility was approximately $742.7 million, of which $382.5 million was outstanding. During the remainder of the term of the 2005 Unsecured Credit Facility, Trizec Properties expects the outstanding balance to fluctuate. The balance under the 2005 Unsecured Credit Facility will likely increase from time to time as Trizec Properties uses funds from the 2005 Unsecured Credit Facility to meet a variety of liquidity requirements such as dividend payments, tenant installation costs, future tax payments and acquisitions that may not be fully met through operations. Likewise, the balance under the 2005 Unsecured Credit Facility will also likely be reduced from time to time as Trizec Properties pays it down with proceeds generated from asset sales, secured borrowings, operating cash flows and other sources of liquidity.
Under Trizec Properties’ 2005 Unsecured Credit Facility, Trizec Properties is subject to covenants, including financial covenants, restrictions on other indebtedness, restrictions on encumbrances of properties it uses in determining its borrowing capacity and certain customary investment restrictions. In conjunction with the acquisition of the Arden Portfolio, Trizec Properties amended certain financial covenants, as reflected in the 2005 Unsecured Credit Facility by: (a) reducing the minimum interest coverage ratio from 2.0x to 1.75x during the initial term of the 2005 Unsecured Credit Facility, but which ratio would revert back to 2.0x during the extension period; (b) reducing the minimum fixed charge coverage ratio from 1.5x to 1.4x, but reverting back to 1.5x during the extension period; and (c) permanently increasing the maximum permitted leverage ratio from 60% to 65%. The financial covenants under the 2005 Unsecured Credit Facility also include the requirement for Trizec Properties’ net worth to be in excess of $1.5 billion and restrict dividends or distributions to no more than 90% of its funds from operations (as defined in the 2005 Unsecured Credit Facility agreement). If Trizec

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

Properties is in default in respect to its obligations under the 2005 Unsecured Credit Facility agreement, dividends will be limited to the amount necessary to maintain its REIT status. At June 30, 2006, Trizec Properties was in compliance with these financial covenants.
Trizec Properties also has available an effective shelf-registration statement under which it may offer and sell up to an aggregate amount of $750.0 million of common stock, preferred stock, depositary shares representing shares of its preferred stock and warrants exercisable for common stock or preferred stock. However, Trizec Properties’ ability to raise funds through sales of common stock, preferred stock, depositary shares representing shares of its preferred stock and common and preferred stock warrants is dependent upon, among other things, general market conditions for REITs, market perceptions about the company, the trading price of its stock and interest rates. The proceeds from the sale of shares of common stock, preferred stock, depositary shares representing shares of its preferred stock or common and preferred stock warrants, if any, would be used for general corporate purposes, which may include, among other things, the acquisition of additional properties or the repayment of outstanding indebtedness.
Trizec Properties also has entered into a $1.3 billion term loan to finance the acquisition of the Arden Portfolio. The term loan has a twelve-month term, subject to two six-month extension options. The remainder of the purchase price of the Arden Portfolio was funded by drawing on Trizec Properties’ existing unsecured credit facility, available cash and the issuance of approximately $61.4 million of common units in Trizec Holdings Operating LLC. Trizec Properties anticipates the outstanding balance on the term loan and unsecured credit facility will be gradually repaid with proceeds from future property dispositions and permanent mortgage financings.
     After dividend distributions, Trizec Properties’ remaining cash from operations may not be sufficient to allow it to retire all of its debt as it comes due. Accordingly, Trizec Properties may be required to refinance maturing debt or repay it utilizing proceeds from property dispositions or issuance of equity securities. Trizec Properties’ ability to refinance maturing debt will be dependent on its financial position, the cash flow it receives from its properties, the value of its properties, liquidity in the debt markets and general economic and real estate market conditions. There can be no assurance that such refinancing or proceeds will be available, or be available on economical terms, in the future.
Contractual Obligations
Tenant Installation Costs
Trizec Properties’ office properties require periodic investments of capital for tenant installation costs related to new and renewal leasing. The competitive office rental market, combined with sublet space inventory in its major markets, has continued the upward pressure on tenant installation costs. For comparative purposes, the absolute total dollar amount of tenant installation costs in any given period is less relevant than the cost on a per square foot basis. This is because the total is impacted by the square footage both leased and occupied in any given period. Tenant installation costs consist of tenant allowances and leasing costs. Leasing costs include leasing commissions paid to third-party brokers representing tenants and costs associated with dedicated regional leasing teams who represent Trizec Properties and deal with tenant representatives. The following table reflects tenant installation costs for the total office portfolio it owned at June 30, 2006 and 2005, respectively, including its share of such costs incurred by real estate joint ventures, for both new and renewal office leases that commenced during the respective periods, regardless of when such costs were actually paid. The square feet leased data in the table represents Trizec Properties’ pro rata owned share of square feet leased.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

For the six months ended June 30	2006	2005
	(in thousands)
Square feet leased
- new leasing	1,492	1,200
- renewal leasing	1,994	1,734
Total square feet leased	3,486	2,934
Tenant installation costs	$67,684	58,994

Capital Expenditures
To maintain the quality of its properties and preserve competitiveness and long-term value, Trizec Properties pursues an ongoing program of capital expenditures, certain of which are not recoverable from tenants. Capital expenditures for its total office portfolio, including its share of such expenditures incurred by real estate joint ventures, was approximately $29.7 million and $10.8 million for the six months ended June 30, 2006 and June 30, 2005, respectively. Recurring capital expenditures include, for example, the cost of roof replacement and the cost of replacing heating, ventilation, air conditioning and other building systems. In addition to recurring capital expenditures, expenditures are made in connection with non-recurring events such as asbestos abatement or removal costs, major mechanical attribute or system replacement, and redevelopment or reconstruction costs directly attributable to extending or preserving the useful life of the base building. Furthermore, as part of its office property acquisitions, it has routinely acquired and repositioned properties in their respective markets, some of which have required significant capital improvements due to deferred maintenance and the existence of shell space requiring initial tenant build-out at the time of acquisition. Some of these properties required substantial renovation to enable them to compete effectively. Trizec Properties takes these capital improvement and new leasing tenant inducement costs into consideration when negotiating the purchase price at the time of acquisition.
Acquisitions
In April 2006, Trizec Properties acquired a land parcel for future development at 1372 Peachtree Street, located in Atlanta, Georgia, from an unrelated third party for a net purchase price of approximately $6.3 million. The land parcel was purchased with available cash.
In May 2006, Trizec Properties acquired the Arden Portfolio for a net purchase price of approximately $1.6 billion. Trizec Properties financed the acquisition through a combination of a draw of the entire $1.3 billion available for borrowing under a term loan, a draw of approximately $140.0 million under our 2005 Unsecured Credit Facility, available cash, the assumption of an approximately $58.5 million outstanding mortgage loan encumbering one of the properties and the issuance by the Operating Company of approximately 2.5 million common units of its limited liability company membership interests, valued at approximately $61.4 million, to certain eligible limited partners of Arden OP.
Dispositions
During the six months ended June 30, 2006, Trizec Properties sold two office properties, generating net proceeds of approximately $112.0 million, of which, approximately $76.0 million was deposited with an intermediary for future disbursement as Trizec Properties buys properties that qualify as exchanges under Section 1031 of the Internal Revenue Code.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

Real Estate Joint Ventures
During the six months ended June 30, 2006, Trizec Properties made cash and non-cash contributions to and investments in its real estate joint ventures in the aggregate amount of approximately $2.9 million and capitalized interest on its investment in the Waterview development project in the amount of approximately $0.2 million. Trizec Properties received distributions from its real estate joint ventures in the aggregate amount of approximately $77.0 million. Included in distributions received from its real estate joint ventures is approximately $47.6 million and $20.0 million of distributions received from 750 Ninth Street, L.L.C. and Marina Airport Building Ltd., respectively, as a result of proceeds received from mortgage loan financings.
During the six months ended June 30, 2005, Trizec Properties made cash contributions to its real estate joint ventures in the aggregate amount of approximately $2.8 million, capitalized interest on its investment in the Waterview Development in the aggregate amount of approximately $0.4 million and received distributions from its real estate joint ventures in the aggregate amount of approximately $11.6 million.
Trizec Properties has received net distributions in excess of its investments in 1114 TrizecHahn-Swig, L.L.C., 1411 TrizecHahn-Swig, L.L.C. (the “Swig Joint Ventures”) and Marina Airport Building, Ltd. At June 30, 2006 and December 31, 2005, such excess net distributions totaled approximately $52.2 million and $44.2 million, respectively, and have been recorded in other accrued liabilities as it is committed to provide financial support to the Swig Joint Ventures and Marina Airport Building, Ltd. in the future.
Financing Activities
During the six months ended June 30, 2006, Trizec Properties generated approximately $1.3 billion from its financing activities due primarily to approximately $1.7 billion of property financing, approximately $17.5 million from the issuance of its common stock, approximately $10.4 million from the settlement of forward-starting swap contracts and approximately $35.5 million from net draws on its 2005 Unsecured Credit Facility. These proceeds were partially offset by approximately $393.6 million of principal repayments on mortgage debt, approximately $64.5 million of dividend payments and approximately $10.7 million of financing expenditures.
During the six months ended June 30, 2005, Trizec Properties used approximately $30.9 million in its financing activities due primarily to approximately $39.7 million of principal repayments on mortgage debt and approximately $64.6 million in dividend payments to its stockholders. These uses were offset by approximately $28.7 million released from an escrow established for repayment of the mortgage loan of 250 W. Pratt, located in Baltimore, Maryland and proceeds of approximately $44.7 million from the issuance of our common stock.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

Financing Related to the Acquisition of the Arden Portfolio
New Term Loan
On May 2, 2006, in connection with the acquisition of the Arden Portfolio, Trizec Properties and two of its subsidiaries, Trizec Partners Real Estate, LP (“TPRELP”) and Trizec Cal Holdings, LLC (“TCHLLC,” and together with TPRLEP,” the “Borrowers”), entered into a Credit Agreement (the “Term Loan Agreement”) with a group of lenders led by Deutsche Bank Securities Inc., as lead arranger and sole book-running manager, and Deutsche Bank Trust Company Americas, as administrative agent (“DBTCA”) to facilitate the consummation of the acquisition of the Arden Portfolio by Trizec Properties and its subsidiaries. Under the Term Loan Agreement, the Borrowers may borrow up to $1.3 billion in a single draw (the “Term Loan”). The Borrowers borrowed the entire $1.3 billion under the Term Loan concurrently with entering into the Term Loan Agreement. The Term Loan Agreement expires in May 2007 and has two six-month extension options. Trizec Properties currently is the sole guarantor under the Term Loan but some of its subsidiaries may be required to become additional guarantors under certain circumstances in the future.
The outstanding balance of the Term Loan is subject to an interest rate of LIBOR plus 1.40% during the initial one-year term, LIBOR plus 2.00% during the first extension period and LIBOR plus 2.50% during the second extension period. The Term Loan is collateralized by a first priority pledge of Trizec Properties’ indirect ownership interests in the Borrowers. Under the terms of the Term Loan Agreement, Trizec Properties is mandatorily required to use any and all of the net proceeds from sales of its assets, investments in it by joint venture partners, and debt or equity issuances by it or its subsidiaries to repay the outstanding amounts of the Term Loan. In addition, the Term Loan subjects Trizec Properties to certain financial covenants, including a total leverage ratio not to exceed 65% of its total assets, an interest coverage ratio of not less than 1.75x and a fixed charge coverage ratio of not less than 1.40x.
Amendment to 2005 Unsecured Credit Facility
To enable Trizec Properties and its subsidiaries to borrow the Term Loan and enter into the Term Loan Agreement, and to provide additional financial covenant flexibility, Trizec Properties and certain of its subsidiaries also entered into an amendment (the “Amendment”) to its amended and restated unsecured credit facility (as amended, the “2005 Unsecured Credit Facility”) on March 31, 2006 with DBTCA, as administrative agent, and various other lenders. The Amendment became effective on May 2, 2006 upon, and only upon, the execution of the Term Loan Agreement as well as the satisfaction of certain conditions. The Amendment also contained a provision whereby the Amendment would have been void and would not have had any effect if the Term Loan Agreement had not been executed, and certain other conditions had not been satisfied, by July 31, 2006. The Amendment amended certain financial covenants as reflected in the 2005 Unsecured Credit Facility by: (a) reducing the minimum interest coverage ratio from 2.0x to 1.75x during the initial term of the 2005 Unsecured Credit Facility, but which ratio would revert back to 2.0x during the extension period; (b) reducing the minimum fixed charge coverage ratio from 1.5x to 1.4x, but reverting back to 1.5x during the extension period; and (c) permanently increasing the maximum permitted leverage ratio from 60% to 65%. The initial term of the 2005 Unsecured Credit Facility expires in October 2008, and has a one-year extension option.
Trizec Properties borrowed approximately $140.0 million under the 2005 Unsecured Credit Facility to fund a portion of the purchase price of the acquisition of the Arden Portfolio. Immediately after the borrowing, the total outstanding balance under the 2005 Unsecured Credit Facility was approximately $432.0 million.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

Assumed Mortgage Loan
In conjunction with the acquisition of the Arden Portfolio, Trizec Properties assumed a $58.5 million mortgage loan collateralized by one of the acquired properties. The assumed mortgage loan bears interest at LIBOR plus 1.15% and is scheduled to mature in May 2008.
Swap Transaction
In addition, to enable Trizec Properties to meet certain financial covenants contained in the Term Loan and the 2005 Unsecured Credit Facility that limit the percentage of its outstanding indebtedness that may bear interest at a variable rate, Trizec Properties entered into a swap transaction with The Bank of Nova Scotia (the “Bank of Nova Scotia”) on May 2, 2006 to convert the interest rate on a notional amount of $250.0 million of its indebtedness from variable to fixed, at a fixed rate of 5.23% (the “Effective Rate”). Under the swap arrangement, which expires and will be settled in May 2007, Trizec Properties will pay to the Bank of Nova Scotia an amount equal to the interest payment applicable on the $250.0 million notional amount at the Effective Rate and the Bank of Nova Scotia will pay to Trizec Properties an amount equal to the interest payment applicable on the same notional amount at a variable interest rate based on LIBOR, which initially is 5.04% and will be recalculated monthly. Such payments between Trizec Properties and the Bank of Nova Scotia will occur monthly. Trizec Properties may terminate the swap arrangement at any time provided that its and the Bank of Nova Scotia settle any pending settlement amounts at such time of termination.
Unsecured Credit Facility
The 2005 Unsecured Credit Facility consists of a $750.0 million revolver, bears interest at LIBOR plus a spread of 0.95% to 1.65% based on Trizec Properties’ total leverage, and matures in October 2008, with a one-year extension option. In addition to the financial covenants previously discussed, the financial covenants under the 2005 Unsecured Credit Facility also include the requirement for Trizec Properties’ net worth to be in excess of $1.5 billion and restrict dividends or distributions to no more than 90% of its funds from operations (as defined in the 2005 Unsecured Credit Facility agreement). If Trizec Properties is in default in respect of its obligations under the 2005 Unsecured Credit Facility agreement, dividends will be limited to the amount necessary to maintain our REIT status. At June 30, 2006, Trizec Properties was in compliance with these financial covenants.
At June 30, 2006, the amount eligible to be borrowed under its 2005 Unsecured Credit Facility was approximately $742.7 million, of which $382.5 million was drawn and outstanding. At December 31, 2005, the amount eligible to be borrowed under our 2005 Unsecured Credit Facility was approximately $750.0 million, of which approximately $347.0 million was drawn and outstanding. Certain conditions of the 2005 Unsecured Credit Facility may restrict the amount eligible to be borrowed at any time.
Refinancing and Early Debt Retirement
In February 2006, Trizec Properties repaid and retired the mortgage loan collateralized by 1400 K Street, N.W., located in Washington, D.C. The mortgage loan had a principal balance of approximately $20.8 million, bore interest at a fixed rate of 7.20% and was scheduled to mature in May 2006. In conjunction with the repayment and retirement of the mortgage loan, Trizec Properties recorded a minimal loss on early debt retirement, comprised of the write-off of unamortized deferred financing costs.
In March 2006, Trizec Properties refinanced the $228.4 million mortgage loan on One New York Plaza, located in New York, New York, which bore interest at a fixed rate of 7.27%, with a $400.0 million mortgage loan bearing interest at a fixed rate of 5.50% (or 5.14% after settlement of forward-starting swap contracts as

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

discussed below) and scheduled to mature in March 2016. In September 2005, Trizec Properties entered into a forward-starting swap contract, in the notional amount of $250.0 million, at a swap rate of 4.53%, to lock in a maximum interest rate on the anticipated refinancing of the mortgage loan on One New York Plaza. In February 2006, Trizec Properties entered into an additional forward-starting swap contract, in the notional amount of $145.7 million, at a swap rate of 5.11%, to lock in the maximum fixed interest rate on the anticipated refinancing. Upon closing of the refinanced mortgage loan, Trizec Properties received approximately $10.4 million in settlement of the two forward-starting swap contracts. The approximately $10.4 million received in settlement of the forward-starting swap contracts will be amortized into interest expense over the life of the mortgage loan. In addition, Trizec Properties recorded a loss on early debt retirement of approximately $0.3 million, comprised primarily of the write-off of unamortized deferred financing costs related to the refinancing.
Hedging Activities
At June 30, 2006, Trizec Properties had the following interest rate swap contracts outstanding:

Notional	Interest
Amount	Rate	Maturity Date	Index	Benefit (Cost) to Unwind
$250.0	5.23%	May 1, 2007	1-MO LIBOR	$0.5
100.0	5.58%	March 15, 2008	1-MO LIBOR	(0.2)
50.0	5.62%	March 15, 2008	1-MO LIBOR	(1.0)
$400.0				$0.2

At December 31, 2005, Trizec Properties had the following interest rate swap contracts outstanding:

Notional	Interest
Amount	Rate	Maturity Date	Index	Benefit (Cost) to Unwind
$100.0	5.58%	March 15, 2008	1-MO LIBOR	$(1.8)
50.0	5.62%	March 15, 2008	1-MO LIBOR	(1.0)
$150.0				$(2.8)

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	MANAGEMENT’S DISCUSSION AND ANALYSIS

CORPORATE INFORMATION
COMPANY OVERVIEW
Trizec Canada Inc. is a Canadian corporation primarily engaged in the U.S. real estate business through its approximately 38% interest in Trizec Properties, Inc., a publicly-traded U.S. Real Estate Investment Trust. As at June 30, 2006, Trizec Properties has ownership interests in and manages a high-quality portfolio of 61 office properties totalling approximately 40 million square feet concentrated in the metropolitan areas of seven major U.S. cities. Trizec Canada is listed on the Toronto Stock Exchange under the symbol “TZC” and Trizec Properties is listed on the New York Stock Exchange under the symbol “TRZ”. Under Canadian tax laws, Trizec Canada is a mutual fund corporation, which provides Canadian investors the opportunity to invest indirectly in Trizec Properties. Trizec Canada owns one share of Trizec Properties common stock for each outstanding Trizec Canada share and expects to pay the same quarterly dividend per share as Trizec Properties. A share of Trizec Canada is intended to be economically equivalent to a share of Trizec Properties common stock.
Stock Exchange Listing
Toronto (TSX)
Trading Symbol
TZC

Shares (millions)

Outstanding at June 30, 2006
Subordinate Voting	52.4
Multiple Voting	7.5

Total	59.9

Trizec Properties Common Stock indirectly owned:	59.9
Dividend
A quarterly dividend of US$0.20 per common share was paid on July 24, 2006 to shareholders of record at the close of business on July 7, 2006.
Transfer Agent
Investors are encouraged to contact our Transfer Agent and Registrar, CIBC Mellon Trust
Company, for information regarding their security holdings at:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
AnswerlineTM: (416) 643-5500
Toll free throughout North America: (800) 387-0825
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com/investorinquiry
Investor Relations
Trizec Canada Inc.

BCE Place, 181 Bay Street
Suite 3820, Box 800
Toronto, Ontario M5J 2T3
Telephone:	(416) 682-8600
Toll free within Canada and the United States:
(877) 239-7200
Facsimile:	(416) 364-5491
E-mail:	investor@trizeccanada.com
Web site :	www.trizeccanada.com
Contact:	Robert B. Wickham
President
Please note that all materials that Trizec Canada Inc. disseminates to its shareholders, including both interim and annual financial statements, are available electronically either by choosing the SEDAR Filings’ button at www.trizeccanada.com or by following the Company Profiles to Trizec Canada Inc. at www.SEDAR.com.
Trizec Properties, Inc.

Telephone:	(312) 798-6000
Toll free within Canada and the United States:
(800) 891-7017
E-mail:	investor.relations@trz.com
Web site:	www.trz.com
Contact:	Dennis C. Fabro
Senior Vice President, Investor Relations
FORWARD-LOOKING STATEMENTS
This Interim Report contains forward-looking statements relating to Trizec Canada’s business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. The use of forward-looking words such as “may”, “will”, “expects” or similar terms generally identify such statements. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included, without limitation, among these factors are: changes in national and local economic conditions, including those economic conditions in Trizec Properties seven core markets; the extent, duration and strength of any economic recovery in the United States; Trizec Properties’ ability to maintain occupancy and to timely lease or re-lease office space; the extent of any bankruptcies and insolvencies of tenants of Trizec Properties; Trizec Properties’ ability to sell its non-core office properties in a timely manner; Trizec Properties’ ability to acquire office properties selectively in its core markets; Trizec Properties’ ability to integrate and realize the full benefits from its acquisitions including its acquisitions of certain office properties and undeveloped land parcels that were formerly owned by Arden Realty, Inc.; Trizec Properties’ ability to maintain REIT qualification and changes to U.S. tax laws that affect REITs; material increases in the amount of special dividends payable by Trizec Properties to affiliates of Trizec Canada on shares of Trizec Properties’ special voting stock as a result of increases in the applicable cross-border withholding tax rates; the issuance of additional TPI common stock pursuant to the conversion of Class F stock occurring as a result of United States Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) tax being incurred; Canadian tax laws that affect treatment of investment in U.S. real estate companies; the competitive environment in which Trizec Properties operates; the cost and availability of debt and equity financing to Trizec Properties; the effect of any impairment charges associated with changes in market conditions; Trizec Properties’ ability to obtain, at a reasonable cost, adequate insurance coverage for catastrophic events, such as earthquakes and terrorist acts; future demand for Trizec Canada’s and Trizec Properties’ debt and equity securities; Trizec Canada’s and Trizec Properties’ ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment; market conditions in existence at the time Trizec Properties’ sells assets; the possibility of change in law adverse to Trizec Canada; joint venture and partnership risks; the satisfaction of the conditions to consummate the Mergers and the Arrangement, including the adoption of the Merger and Arrangement Agreement by stockholders of Trizec Properties and the approval of the related Arrangement resolution by shareholders of Trizec Canada; the actual terms of certain financings that will be obtained for the Mergers and the Arrangement; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger and Arrangement Agreement; the outcome of the legal proceedings that have been or may be instituted against Trizec Properties or Trizec Canada following announcement of the Mergers and the Arrangement; the failure of the Mergers or the Arrangement to close for any other reason; the amount of the costs, fees, expenses and charges related to the Mergers and the Arrangement; and other risks and uncertainties detailed from time to time in Trizec Properties’ filings with the Securities and Exchange Commission. Such factors also include those set forth in more detail in the Risk Factors section in Trizec Canada’s Annual Information Form dated March 16, 2006.

TRIZEC CANADA SECOND QUARTER INTERIM REPORT 2006	CORPORATE INFORMATION

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